10/16


06017678

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Koninklijke Numico NV

*CURRENT ADDRESS P.O. Box 75538
1118 ZN Schiphol Airport
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 26 2006 E
THOMSON FINANCIAL

FILE NO. 82- 5015

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: OBS

DATE: 10/19/06

Annual Report 2004

82-05015

NUMICO





12-31-04
AR/S

Nourishing life



Some of our brands – Clinical Nutrition

General malnutrition


Nutrison

Nutrison
Wide range of tube feeds
☆Number one brand


flocare 800
NUTRICIA
ENTERAL FEEDING PUMP

Flocare
Medical devices
and disposables
☆Number two brand


Fortimel

Fortimel
Ready-to-drink high protein
oral supplement
☆Number three brand

Disease-specific and paediatric


SHS
Neocate

Neocate
Hypoallergenic
infant formula
☆Number one brand


SHS

SHS PKU
Low volume powder,
PKU (phenylketonuria)
☆Number two brand


NUTRICIA
Nutrini

Nutrini
Fibre-free tube feed,
paediatric
☆Number three brand


Diasip

Diasip/Diason
Oral supplement diabetics


Cubitan

Cubitan
Oral supplement,
wound healing


Renilon
7.5

Renilon
Dietary management
of renal failure


NUTRICIA
FortiCare
FortiCare

FortiCare
Concentrated drink
supplement, oncology


milupa
pku3

Milupa
Specialised solutions,
paediatric


SHS
MSUD Analog
maple syrup urine disease

MSUD
Amino acid disorder


SHS
Elemental 028
Elemental

Elemental 028
Nutritional feed,
Crohn's disease


Glutafin

Glutafin
Range of gluten free
products, coeliac


NUTRICIA
Nutilis

Nutilis
Thickening powder for
swallowing disorders



26 Operations
28 R&D
30 Our people
32 Sustainability
36 Corporate governance
38 Corporate risk
42 Product integrity
44 Financial developments
46 Supervisory Board Report
55 Annual Accounts 2004
86 Other information
98 Share and shareholder data

Some of our brands – Baby Food

Infant milk formula



Nutricia Nutrilon Royal
Indonesia
Leading premium brand


Aptamil
Prematil

Milupa Aptamil
Germany and Turkey
Number one premium brand



Cow & Gate
UK
Leading infant milk brand



Malyutka
Russia
Market leader


Nutrilon

Nutricia Nutrilon
The Netherlands
Market leader


SGM

SGM
Indonesia
Market leader

Milks


milupa
Milumil 2

Milupa Milumil
Germany
Liquid format infant milk,
introduced 2004


Aptamil
growing up
milk

Aptamil Growing Up Milk
Ireland
Toddler milk,
introduced 2004


Milumil

Milupa Milumil Wachstumsmilch
Austria
Toddler milk,
introduced 2004

Meals


Olvarit

Olvarit
Belgium and
The Netherlands
Market leader in baby meals



BoboVita
Poland
Innovative brand driving
high market share growth


Organic
Summer Fruit
Compôte

Cow & Gate Organic Jars
UK and Ireland
Consumer award
winning range

Cereals


Bambix
Extra

Bambix
The Netherlands
Leading position in cereals


milupa
Milchbrei
Stracciatella

Milupa
Germany
Market leader in
milk cereals


Organic
creamed
porridge

Cow & Gate Creamed Oat Porridge
UK
New range, growing category


NUTRICIA

Malyshka
Russia
Fastest growing infant
cereal brand

What we do

Numico is a high-growth, high-margin, specialised nutrition company.

We specialise in nutrition for babies, sick and elderly people. We are the European market leader in baby food for the age range of 0-3 years. We have market leadership positions in general malnutrition, disease-specific and dietetic nutrition, in Europe and internationally.

How we do it

1. Specialisation *page 8*
2. Dynamism *page 10*
3. Rigour *page 12*
4. Focus *page 14*

Numico at a glance

Market position

Net sales

Operating result

Return on sales

Employees

2004 performance

2004 sales by division



- Baby Food 64.8%
- Clinical Nutrition 35.0%
- Discontinued business 0.2%

2004 sales by region



- Western Europe 67.4%
- Rest of the world 32.6%

Baby Food[1]


8.4%
5.6%
03
04
Net sales[2]
18.2%
19.0%
03
04
Return on sales[3]



- Milks 71.8%
- Cereals 11.3%
- Foods 13.3%
- Other 3.6%

Clinical Nutrition[1]


11.9%
10.0%
03
Net sales[2]
29.3%
28.6%
03
Return on sales[3]



- General malnutrition 51%
- Disease specific 49%

Notes
[1] Performance at comparable rate. [2] Continued businesses. [3] Excluding exceptional items.

2004 milestones

16 April 2004 Governance – Full adoption of the Dutch Corporate Governance Code

6 May 2004 Appointment – Barrie Spelling joins the Supervisory Board

24 May 2004 Acquisition – Agreement to acquire Finland's leading baby food brands Tutteli and Muksu from Valio

6 June 2004 Divestment – Sale of production facility in Kampen, the Netherlands

15 June 2004 Divestment – Sale of baby food business in South Africa

21 July 2004 Governance – Abolition of depositary receipts and amendment of Articles of Association

6 December 2004 Refinancing – Successful renegotiation of the company's bank debt on more favourable terms and conditions

Key figures

Net sales by division € million



	2004	2003	2002
Baby Food 64.8%	**1,115**	1,058	1,060
Clinical Nutrition 35.0%	**602**	542	514
Discontinued businesses 0.2%	**5**	1,551	2,392
Total	**1,722**	3,151	3,966

Net sales by region € million



	2004	2003	2002
Northern Europe 32.3%	**556**	561	633
Central Europe 14.2%	**244**	244	251
Southern Europe 20.9%	**360**	346	341
Western Europe 67.4%	1,160	1,151	1,225
Eastern Europe 14.9%	**257**	223	208
North America 1.9%	**32**	1,466	2,182
Asia, Africa and Americas 15.8%	**273**	311	351
Rest of the world 32.6%	562	2,000	2,741
Total	**1,722**	3,151	3,966

Operating profit before amortisation[1] by division € million



	2004	2003	2002
Baby Food 62.3%	**210**	184	180
Clinical Nutrition 50.7%	**171**	155	131
Discontinued businesses (0.5%)	**(2)**	65	156
Non-allocated (12.5%)	**(42)**	(39)	(27)
Total	**337**	365	440

Number of employees at year end in FTEs



	2004	2003	2002
Northern/Western Europe 23.5%	**2,635**	2,630	3,507
Central/Southern Europe 18.5%	**2,082**	2,412	2,643
Eastern Europe 20.1%	**2,256**	1,955	1,878
Rest of the world 37.9%	**4,256**	3,892	20,531
Total	**11,229**	10,889	28,559

Notes
[1] Excluding exceptionals.

Balance sheet € million	**2004**	2003	2002
Total assets	**1,462**	1,616	3,607
Capital and reserves	**(341)**	(469)	173
Guarantee capital	**666**	1,028	1,563
Net capital employed	**461**	352	2,631
Average net capital employed	**407**	1,492	3,870
Trade working capital	**211**	220	696

Net debt position € million	**2004**	2003	2002
■ Net debt position	**987**	1,069	2,389


02
03
04

Net cash flow from operations € million	**2004**	2003	2002
Net cash flow from operations	**227**	452	423

Free cash flow € million	**2004**	2003	2002
□ Free cash flow	**104**	1,196	337


04


Jan
582 months
CEO

CEO message

Dear Shareholder

2004 was a year of progress and success, in which the company's financial and operating performance gave us the highest growth in the food industry, with one of the highest margins.

We called this "The Building Year" because our focus was on ordering and uniting the organisational, operational and personnel structures of Numico to build our future as a high-growth, high-margin specialised nutrition company. Having taken the strategic decision to focus on the Baby Food and Clinical Nutrition businesses, we were able during 2004 to give our full attention to increasing the strength and depth of each division.

As we built, we restructured – disposing of several businesses, and acquiring new "building blocks" that complement our strategy and geographic focus. With our acquisition of two Finnish brands from Valio in June 2004, and our recently announced agreement to buy the Italian baby food company Mellin, we also took care to ensure that these businesses could be readily integrated into our organisation.

Organic growth, however, has been and will remain the cornerstone of our strategy. We are now the fastest-growing food company in the world, with two businesses capable of generating strong margins and exceptional sales growth well into the future. In both the Baby Food and Clinical Nutrition areas, we benefit from a unique understanding of our customers and a strong history of product integrity and brand success.

In keeping with the clarity of our business model and our announced strategy, we also executed our promise to adopt a greater level of transparency across the company, for the benefit of our stakeholders.

We were among the first of our peer group to adopt company structure and corporate governance practices in full alignment with the principles and best practice provisions of the new Dutch Tabaksblat Code. In our Annual Accounts for 2004, we have taken the lead in applying all accounting principles of the new European IFRS rules. We also agreed on a set of core values – Care, Agility, Commitment and Integrity – that define our organisation; we have revised and updated our Code of Conduct; and we have laid the groundwork for publishing our first annual Sustainability Report in the second half of the year.

2005 will be Numico's year of Momentum, in which we will capitalise on the strength of our people, processes and brands, by working to fulfil our great potential through strong business stewardship and innovation management, and by continuing to streamline our operations. We will also meet the challenge of strengthening our organisation to support these fast-growing businesses and further stimulate growth.

Our prospects are bright. Through specialisation in infant and clinical nutrition, and through focus on areas with the strongest prospects, we are well positioned to consolidate and extend our market leadership. As this momentum generates innovation and renovation of the company's key brands, we will continue to reinforce consumer trust with the rigour of our development processes and product quality controls.

As we move forward with momentum, I believe that we will meet and hopefully exceed our growth targets for the medium term, and justify your continued confidence in the company's potential.



Jan Bennink



months

1. Specialisation

Sam's mother made a well-informed decision, choosing Aptamil Forward – unique in its proximity to breast milk, and specifically developed for infants who are starting a mixed diet and require additional nutrients. A showcase for Numico's research capabilities, Aptamil contains prebiotics that naturally strengthen immunity. The ideal building block for Sam's healthy progress.


Anne
35

2. Dynamism

Anna isn't the only one in her kindergarten who loves Fruit Cups, and her mother is happy to know that her daughter is eating a healthy, 100% natural fruit product. Numico identified consumer demand and responded dynamically, accelerating the roll-out of Fruit Cups to nine European countries in just 18 months.


Silvio
200 months
Liquid Easiphen

3.
Rigour

Numico's rigorous approach to clinical nutrition means anticipating and adjusting to the changing needs of every patient group, however small. To prevent the risk of health complications Silvio must maintain his PKU therapy for life – an exacting regimen that has got harder now that the teenager spends more time out and about with friends. Precisely composed in an easy-to-carry liquid format, Easiphen encourages Silvio to learn dietary self-management while still enjoying his new-found independence.



Jan Bennink (1956)
President and Chief Executive Officer
Previous position
President, Dairy Division, Group Danone
External positions
Non-Executive Board Member, Boots (UK)
Board Member, Kraft Foods Inc. (USA)



Jean-Marc Huët (1969)
Chief Financial Officer
Previous position
Executive Director, Investment Banking, Goldman Sachs



Chris Britton (1957)
President, Baby Food
Previous position
Global Marketing Director, Diageo



Rudy Mareel (1963)
President, Clinical Nutrition
Previous position
Worldwide Vice President, Becton, Dickinson and Co



Niraj Mehra (1954)
President, Operations
Previous position
Vice President, Operations, Dairy, Group Danone
External position
Supervisory Board Member, Budelpack (Netherlands)



Ajai Puri (1953)
President, Research & Development and Product Integrity
Previous position
Senior Vice President, Technical, Minute Maid Company



Executive Board Report

"We made significant advances on all fronts against the strategic plan, and saw outstanding results – both in sales and in the prospects for our business."

We began 2004 with confidence in our strategy as a high-growth high-margin specialised nutrition company, and with a clear path forward. In the preceding 12-month period – our year of transition – our energies had been devoted to reorganisation and realignment. In 2003 the company recruited four new members to the Executive Board; divested a significant number of businesses; upgraded its financial controls; reduced trade working capital; twice refinanced existing debt; and began to streamline its cost base in manufacturing.

In this, our building year, we further secured the foundation of our business by ordering and uniting the operational and organisational structure of the company and building strength in depth to unleash the underlying potential of our market position. As the year progressed we made significant advances on all fronts against the strategic plan, and saw outstanding results – both in sales and in the prospects for our business.

Dynamism

Under our new divisional structure, we have just two core businesses – Baby Food and Clinical Nutrition. Both divisions showed very strong growth in the year under review, and every region contributed to the acceleration of our business. In Baby Food, our Western European markets experienced renewed growth, and advances in the Netherlands, Germany and especially the UK demonstrated that our model works. Outside Western Europe, Russia and Turkey joined Indonesia as markets of very high growth and exceptional potential. In Clinical, Northern Europe continued its strong growth and we saw acceleration in Southern and Eastern Europe, and across our disease-specific portfolio.

Specialisation

Great strides were made in aligning our research and developments efforts to secure our platform for future growth. In Baby we further developed our pipeline for innovations in infant immunity, in packaging, and in products targeting the 2-3 year old toddler market. In Clinical, we concentrated on taste and convenience, and introduced a new generation of plastic bottle packaging. In our research efforts, we prioritised immunity in infant milk formula, and disease-specific areas such as Alzheimer's, HIV and diabetes in the clinical area.

Focus

Where our market position did not match our high-growth, high-margin aspirations we retrenched, divesting our Baby Food business in South Africa, announcing our withdrawal from Brazil, and reviewing our position in China. In Finland, we acquired two Baby Food brands – Tutteli and Muksu – with significant growth potential in a relatively underdeveloped market. The proposed acquisition of Mellin will give us a leading market position in Italy.

We moved forward quickly in 2004 to execute our plans for the rationalisation of the manufacturing platform in Baby Food. Project Focus – involving closure of 8 out of 16 European supply points and a major upgrade of several others – will complete on time in July 2005, having secured annual savings of € 35 million for the company. In September 2004, we announced a similar but smaller rationalisation plan for our operations in Clinical Nutrition. We are better positioned than ever to respond to the accelerated demand for our products in markets both old and new, and thanks to continuing savings efforts by the ongoing Projects Booster and Laager we were able to improve our already very high margins. In 2005, we will use our savings as further fuel to finance the company's further growth.

Rigour

We continued to make improvements to our system of financial controls in 2004, and to tighten fiscal discipline. Our net debt was further reduced during 2004 to € 987 million, despite the Valio acquisition of € 57 million, and we obtained more favourable conditions with a refinancing of our bank obligations in December. Trade working capital was reduced and cash flow generation improved markedly. Product quality and consumer safety remain our top priority, and we rolled out a new issues and crisis management system in 2004, while continuing to improve the stringent food safety standards of our factories and distribution points.

Conclusion

We believe that our clear and well-targeted strategies are reaping rewards, and that Numico's businesses are exceptionally well placed to execute the many growth opportunities we see in 2005 – our year of momentum. We would like to thank our management teams and employees for their hard work, and their commitment to the future of this company.

Baby food

The Baby Food division specialises in the healthy growth and development of infants and toddlers (0-3 years old) through an extensive range of nutritionally superior and convenient products. Brands like Nutricia, Milupa, Aptamil, Cow & Gate, BoboVita, SGM, Malysh and Malyotka have been the choice of mothers and their children from generation to generation.

Key facts

>Growth (3.4%) re-established in Western Europe
>Strong double digit growth (16.2%) in our Emerging markets
>Strategic assessment of all markets completed

Priorities

>Accelerate growth through focused investment in key brands and markets
>Strengthen marketing and sales capabilities
>Roll-out of key innovations across Europe and Emerging markets

Building growth

In 2004, the Baby Food division began to reap the benefits of its consumer focused strategy in Infant and Toddler nutrition. Sales last year continued to increase by 8.4%, on a comparable basis, to € 1.1 billion generating EBITA growth of 13.9% and an EBITA margin of 19% (excluding exceptional items).

We are now ready to drive our 'share of stomach' strategy for accelerated growth and increase consumption of our brands amongst infant and toddlers aged 0-3 years by:

>Building consumption frequency through the introduction of new and superior products and packaging
>Building value through the strengthening of our premium brands, nutritional differentiation and new more convenient packaging formats
>Building years by extending the usage of our brands up to three years

Markets were prioritised and identified for future investment as we drive for leadership and growth in the infant and toddler category. As part of this strategy, we acquired the leading Milks (Tutteli) and Cereals (Muksu) brands in Finland from Valio which further strengthened our leadership position in Western Europe.

We reviewed our position in markets which do not match our focus on achieving a No.1 or No.2 position. We disinvested our business in South Africa, and we will also withdraw from the market in Brazil. In China, we revised our approach to focus marketing and sales activity on our Cow & Gate premium brand in Shanghai and develop the Guangdong province through a partnership with Hutchison Whampoa.

Fuelled by cost reduction programmes, advertising and promotion expenditure increased by 18.8%, enabling us to improve our customer relationship management (CRM), drive product promotions and develop sales and marketing capabilities.

Delivering growth

Strong growth was achieved across all regions. In Western Europe it was driven by the three core markets. In the Netherlands we returned to growth (2.7%), in the highly competitive German market we grew by 4.1% and in the UK we achieved an impressive 7.3% growth.

It is in the UK where we saw the greatest impact of our strategy. Focused account management and significantly enhanced trade marketing capabilities drove growth, with our share of the fast growing grocery channel growing by 3.7 points (pts) to 29.8% over the course of 2004. Sales and


milupa
Milumil2


milupa
NEU
Milumil2
Folgemilch nach dem 4. Monat
trinkfer
sättigend und gut bekömmlich
ohne Kristallzucker




1

1. Milupa Milumil – infant milk formula in a liquid format.



1. Fruit Cups – 100% natural fruit in a convenient format.


mus z jabłek,
gruszek, moreli
i bananów
100%



marketing investment was increased to support a world class Careline and upgrading relationship programmes. The prebiotics in IMF innovation drove growth in Cow & Gate and in the premium positioned Aptamil brand.

In Eastern Europe, we achieved 21.1% growth and continued to build leadership positions as a result of investment in the sales and medical channels. Outstanding performers were Poland, where world-class trade execution and pricing strategies combined with a drive in the Meals category; Turkey, where growth was helped by a focus on driving Bebelac as a mainstream brand; and Russia where our continued distribution push saw exceptional sales growth.

Indonesia remains a significant contributor to the growth of the division and where we execute an effective two-tier strategy that is a model for our other markets to follow. PT-NIS drove a premium strategy that increased sales with Nutrilon Royal, while Sari Husada continued to increase share through the mainstream SGM brand.

We now have a strong basis from which to maintain momentum. Focus will remain on building organic growth across core markets and growth opportunities will be continually assessed.

Innovation pipeline

Numico's world-class research and development pipeline is focused on delivering our 'share of stomach' strategy and has enabled us to develop products that help to build a child's natural immunity. In Western Europe, we have been able to build value by rolling prebiotics out across our premium brands resulting in significant share gains in Germany (1 pt), Indonesia (1 pt), Netherlands (2 pts) Poland (3 pts) and Turkey (5 pts). In Indonesia, the latest scientific insights into the developmental benefits of infant nutrition have driven exceptional growth (50%) for the premium Nutrilon Royal brand.

In Germany, we launched an IMF liquid format which offers consumers more convenient packaging. By introducing Liquid IMF we have been able to increase consumption frequency and help grow Milumil by 14% to enhance our leadership position and increase our share of the Milks category by 1.5%.

In Austria and Ireland the Milks range was extended into the toddler age group with the launch of Cow & Gate, Aptamil and Milumil Growing Up Milks. Growing Up Milk fulfils the specific nutritional requirements of children from 12 months onwards and, since being introduced at the end of 2004, has received positive support from healthcare professionals, the trade and consumers.

Recognising the consumer opportunity for a 100% natural fruit product in a convenient packaging, the roll-out of Fruit Cups was accelerated to a further four markets in 2004 (Austria, Belgium, Ireland and Poland) and new varieties were added to existing ranges in Italy, Portugal and the UK.

We now have a strong focused innovation pipeline that will drive continued growth around key innovations in Western Europe and Emerging markets.

Focus for 2005

In 2005, our investments will continue to be focused in core markets to drive organic and sustainable growth to achieve leadership positions. Markets will constantly be reviewed to ensure they continue to deliver high-growth and high-margin.

Cost reduction programmes will fuel investment in sales and marketing to build competitive brands and renovate existing packaging. The focus will be towards category and brand management with superior nutritional products and convenient packaging like EaZypack infant milk to be launched in 2005.

Innovation will focus on the fast roll-out and execution of Toddler Milks and Fruit Cups to key markets. The division will continue to be strengthened through leadership focus, as we bring new people into the business and accelerate the development of sales and marketing capabilities. With new cross-functional teams in place, and a broader skill-set across the organisation, we are well positioned to leverage our growth momentum for further success.

Baby food

Sales by category (%) and sales growth 2004[1]



Milks	71.8%	**+11.2%**
Cereals	11.3%	**+8.9%**
Foods	13.3%	**+5.0%**
Other	3.6%	**-7.7%**

Sales by region (%) and sales growth 2004[1]



Western Europe	57.5%	**+3.4%**
Eastern Europe	20.1%	**+21.1%**
Asia Pacific, Middle East and Latin America	22.4%	**+13.6%**

[1] Continued businesses.

Clinical nutrition

Enteral Clinical Nutrition (ECN) is food used under medical supervision to help patients who cannot benefit from a normal diet. Our leadership in this high-growth area derives from a unique set of capabilities unmatched by any of our competitors. Strong science-based research makes us innovators in disease-specific nutrition. **Combined with a clear consumer focus, this helps us deliver easy-to-use products that improve the quality of life for patients.** And our close contacts with the medical community and healthcare providers ensure the clinical relevance and health-economic benefits of our many brands.

>Clear strategic roadmap set out for the future
>Strong growth (+11.9%) in Western Europe
>Strong growth (+11.9%) beyond Western Europe

>Further leverage the well-defined channel strategy
>Further accelerate growth in Southern and Eastern Europe, maintain growth in Northern Europe, and expand reach beyond Europe
>Further expand the disease-specific portfolio

Maintaining leadership

Older populations and lifestyle changes indicate an ever-expanding market for our products, as health-care providers understand and endorse the value of clinical nutrition, both in the hospital setting and in the community. We look for new consumers in different ways. In our established markets, we drive growth through innovation and renovation – introducing new disease-specific products and improving current brands to increase value for consumers. In growth markets, we foster awareness of the clinical relevance and health economic benefits of our products to reach more patients. And in emerging markets we roll out a carefully targeted portfolio of products, based on the reimbursement environment, to meet the needs of consumers. At the same time we are streamlining our brand portfolio.

Success through innovation and renovation

We have continued to focus our R&D and marketing efforts into new products, packaging and ways of reaching out to consumers. Working closely with health-care providers, we invested in 2004 with a particular focus on two major disease areas of increasing prevalence, oncology and diabetes. Among the major events of the year were the launch of FortiCare for cancer patients and the introduction of plastic bottles for our top-selling sip-feed brands Fortimel and Fortisip.

Driving growth worldwide

In the key markets of Germany, France and the UK, we continued to gain share in 2004, and are strongly positioned for future leadership. We already command the No.1 position for enteral clinical nutrition (ECN) in many European countries such as Italy, the Netherlands, Austria and the Nordic states, and have a robust platform for profitable growth.

In Germany we invested in FortiCare to achieve fast penetration of the important oncology segment and saw strong progress. This new brand is rapidly gaining momentum in other European markets and the roll-out will be completed in 2005. In France FortiCare became the No.1 oncology-specific brand within five months, with consumers appreciating its convenience, its taste and its effects. We also made significant improvements in the palatability of our strong Fortimel brand, and drove up sales in this market's important pharmacy channel. The UK was our lead market for the introduction of the new plastic bottle to replace the carton format. The innovation has been enthusiastically endorsed by healthcare professionals. Consumer response has also been extremely strong, as the design makes it easier for patients to hold, open, pour and reseal.


NUTRICIA
FortiCare



1. FortiCare – concentrated supplement, oncology.

In Brazil, China and our many other emerging markets, we are strongly committed to making sure that the value of enteral clinical nutrition and of our products is more clearly understood. Greater awareness means that the medical community and governments are more likely to understand the health-economic benefits that our products offer, and to support a reimbursement policy that will help the malnourished stabilise their condition.

Pioneering in metabolics

We have a worldwide reputation as pioneers in the development of products for people with metabolic disorders, and we are the global leader in products for phenylketonuria (PKU).

Our PKU portfolio continues to grow worldwide, supported by our world-class research and development record in this area. To complement it, we launched Easiphen, the first ever liquid ready-to-use metabolic product in Europe. In the USA, we launched Lophlex, a low volume protein product for PKU patients.

In Brazil we have a 70% market share in this segment. To strengthen and protect our leading position we helped set up the Instituto Canguru, bringing together medical experts, patient groups and other opinion leaders to establish the first national screening programme for this disorder. If treated early enough, PKU can be managed through a 'diet for life' programme.' If not, it can lead to permanent mental retardation. Our involvement in this initiative makes a real difference to sufferers and their families.

Building the Neocate brand

GI/Allergy is another promising area for accelerated growth, and a target of our R&D team efforts. We market products for patients with gastro-intestinal intolerance in 44 countries and saw sales increase by 15% in 2004, with impressive developments in key strategic markets such as Spain (up 41%), the UK (up 36%), Brazil (up 56%) and the USA (up 11%).

Our top-selling brand in this area is Neocate, for the treatment of cow's milk allergy and multiple food protein intolerance in children and infants. Sales have grown at around 22% annually over the past five years and we are broadening and developing the market for this product in every geography.

As awareness of allergies among children increases, the benefits of specialised brands such as Neocate gain wider acceptance and begin to make a real difference to our consumers. One of the drivers of our success in these markets is the work we do with key opinion leaders and specialists through clinical research, educational meetings, reviews, articles and symposia. In 2004 we hosted a series of conferences highlighting paediatric food allergies in Europe and the USA.

Managing our channels for growth

We are intent on optimising profitability through effective management of the most relevant distribution channels – hospitals, homecare, pharmacies and nursing homes. Our strategy is to focus exclusively on these channels, rather than the lower-margin food retail sector. Most consumers are first introduced to our products in the hospital environment, but we see great potential in continuing to serve them after discharge, in the community. Today, around one-third of our sales are directly to pharmacies and around one-third are to homecare. In terms of growth, we have seen a 15% rise in sales in the homecare channel, with around a 10% rise in the hospital and pharmacy channels.

Ensuring the quality of homecare organisations is critical to success. In Germany the growth of two homecare delivery services – our own ETP team, and our HTMa joint venture with Baxter – has propelled us near to the No.1 market position. Learning from the success of businesses like these, we have begun to launch similar services in other countries either on our own or in partnership.

Focus for 2005

We will continue to increase activity and business levels in the more profitable channels of pharmacy and homecare. Europe is critical to our continued strong performance, and there is clear room to grow in all markets. We will carefully examine our expansion opportunities beyond Europe.

We will also continue to focus on delivering added-value brands for disease-specific solutions in oncology, diabetes, wound-care, renal and metabolic diseases. We will take further steps to build the pipeline for securing the future, extending our offerings for cancer and diabetes, addressing new high-growth areas like HIV, Alzheimer's and cardiology.

By executing rigorously against our strategies, we will ensure continued and sustained growth.


SHS
SHS





1 Lophlex – low volume powder, PKU (phenylketonuria).

Clinical nutrition

Sales by category (%) and sales growth 2004[1]



General malnutrition	51%	**+10.6%**
Disease-specific	49%	**+13.2%**

Sales by region (%) and sales growth 2004[1]



UK/Ireland	28.3%	**+13.0%**
Netherlands/Nordics	12.6%	**+6.1%**
Southern Europe	24.5%	**+14.4%**
Central Europe	17.9%	**+10.9%**
Emerging Markets	11.4%	**+12.5%**
USA/Canada	5.3%	**+10.7%**

[1] Continued businesses.

Operations

Our single-minded objective is to deliver the highest quality products with levels of efficiency and cost-effectiveness that set standards for our competitors to follow. In 2004 we took a large step forward with the execution of the first phase of the rationalisation of the Baby Food manufacturing platform in Europe, and the launch of a similar initiative in the Clinical area. At the same time we pursued a range of ongoing cost-saving initiatives within our Booster Project, while increasing activities to drive the introduction of new products.

Key facts

>Achieved operational cost reductions of more than € 25 million
>Executed six major product innovations rapidly and successfully to deliver to our markets in 2004
>Reduced working capital so that trade payables now finance inventories

Priorities

>Completing rationalisation of manufacturing in Baby and Clinical Europe
>Achieving lowest-cost operations and working capital reduction
>Driving perfect innovation execution and minimising time to market

Manufacturing rationalisation
Extensive rationalisation of our Baby and Clinical manufacturing networks is underway and will deliver significant efficiencies and cost reductions.

Project Focus, aimed at restructuring our Baby manufacturing platform in Europe was initiated in 2003 and will be completed in 2005. This project reduces the number of plants from 16 to 8 and focuses the technological expertise of the remaining manufacturing network. We are very proud of the success that has been achieved to date through the tremendous dedication and skills of the people who have managed the execution flawlessly. Project Focus is on schedule to deliver the € 35 million annual cost savings on time and within the expected costs. We are equally proud of our achievements in assisting the vast majority of the people affected by this restructuring in finding reemployment.

At the end of 2004 we also initiated a restructuring within the Clinical division designed to achieve economies of scale to enhance the focus and quality of the clinical nutrition manufacturing platform. The social plans for the plants to be closed have already been agreed with our social partners and the restructuring is well on track.

Cost and working capital reduction
In addition to the manufacturing rationalisation efficiencies, significant cost savings were identified and achieved in 2004 through our Booster Project. These included product re-engineering, product rationalisation, renegotiation of selected contracts with key direct and indirect suppliers, reorganisation of our distribution network, and progress in the globalisation of our purchasing strategy. As a result, we realised more than € 22 million in overall cost reductions in 2004.

In 2004, as an important part of the Booster Project, Numico held the first annual Booster Awards ceremony to recognise and congratulate our suppliers who have shown outstanding commitment to adding significant value to Numico. This is an important way of recognising the role our key suppliers play as strategic business partners.

In addition to the Booster Project, cost savings have been identified through Project Laager, our warehouse optimisation project, started in 2004. To date, we have consolidated warehouses in France and the Netherlands and outsourced warehouses in the Czech Republic, Poland and Portugal. The analysis is ongoing country by country and we expect to deliver € 10 million in savings as planned by 2006.

After the very significant reduction in inventories and increases in trade payables in 2003, this has been a year of consolidation. We have nevertheless achieved a milestone in our industry with trade payables now more than financing the level of inventories and setting the stage for continuing reductions in working capital requirements in the years ahead.

Innovation
2004 has been a year of major activity in the delivery of innovation to the market in record times. We have successfully delivered six major multi-market innovations including new plastic bottle formats for our liquid milk and nutritional supplement products, EaZypack for IMF, and fruit purees in plastic cups, each combining major innovation in packaging and recipe technology.

Overall, 2004 has been a year of great change within Operations. We are very proud of the successes we have achieved in balancing the major manufacturing rationalisation and achievement of cost savings with very strong support to drive growth in both divisions.



R&D

Our R&D organisation is now aligned with the core business of the company and solely focused on deepening the understanding of the relationship between nutrition and diseases and health. With our highly qualified research teams, **we create economic value through product innovation and renovation.** We enhance consumer trust and satisfaction through high quality products that are safe to use. And we work to build credibility with key opinion leaders by practising good science and effectively communicating scientific outcomes.

Key facts

>300 scientists and technologists – 15 patents issued and 16 pending patents in 2004
>External research network extended, with new Scientific Advisory Boards in Baby Food and Clinical Nutrition.
>65% of research budget now focused on six key initiatives

Priorities

>Infant Milk Formula – ever-closer proximity to breast milk
>Nutritional therapy – extending the frontiers of nutrition
>Metabolics and Allergy – improving quality of life, for life

Numico is recognised as the global leader in specialised nutrition, and our research organisation is fundamental to securing this distinction. The research teams are highly qualified and experienced in a wide range of disciplines – from molecular biology to food processing technology and from nutritional science to clinical validation of new products. Our credibility in the eyes of our consumers, healthcare professionals and the scientific world is based on the efficacy and safety of the products that have been developed by our organisation. In 2004 we further strengthened our core competencies in the areas of gastro-intestinal functionality, immunology, bioactive ingredients and clinical studies.

Baby Food
The Baby Food research strategy is to further strengthen the leadership position of our infant milk formula. Our patented prebiotic and LCP (fatty acids) technology demonstrates the effectiveness of our strategy to develop ingredients that bring our formula closest to breast milk. The safety and efficacy of these ingredients is being confirmed by a growing number of scientific publications. Prebiotics are now added to more than half of our IMF products and are a crucial ingredient in strengthening natural defences.

To bring more convenience to the customer, more recipes became available in a ready-for-use liquid format. In addition to our carton formulations, liquid formats were developed for a new generation of plastic bottles. Our cereals products and meals were also upgraded in nutritional composition and taste.

Clinical Nutrition
The Clinical Nutrition research strategy is focused on leveraging our scientific knowledge to offer nutrition-based clinical solutions to patient groups in important disease areas such as oncology, diabetes, HIV and cognitive impairment.

To support our activities, we have enlarged our network of universities, hospitals and industrial partners resulting in early access to research results, novel research methods, new ingredients and specialised technologies. Our recently established Scientific Advisory Board of global opinion leaders and elite researchers will raise awareness of the important role of nutrition in disease management.

We find value in putting the many strengths of our research teams around the globe to work on different aspects of a single subject, as in the case of food allergy. Studies of the basic mechanism underlying allergy at Numico's Dutch research centre have led to the discovery of innovative ingredients which can influence the immune status; and these will be incorporated into our SHS Neocate range, whose products are already supported by a full clinical research programme covering three continents.

Focus for 2005
Excellent in-house core competencies and a new approach to clinical trials, in combination with an extensive research collaboration network, will enable us to reach new frontiers in nutritional sciences, and contribute directly to the high-growth, high-margin strategy of the company.







Our people

Attracting and retaining talent to support our accelerating business growth will remain the cornerstone of our human resources strategy. We recognise that to reach our bold targets we must have the right players on board – ambitious people who want to make a personal impact, while driving for the success of their teams. Numico expects a lot of its leaders but they are given unusually broad latitude to contribute and to make their mark, within an exceptionally open management culture. Although our style is informal, we demand rigour in both thinking and action, and consistent delivery of results.

Key facts

>New roles or promotions for 15 executives in 2004, and 25 others recruited
>New annual assessment programme introduced for senior management
>New Values At Work programme rolled out worldwide

Priorities

>Strengthen marketing and sales organisation
>Extend annual assessment programme to management worldwide
>Focus on career planning and development

Employees by region in FTEs	**2004**
Northern/Western Europe	2,635
Central/Southern Europe	2,082
Eastern Europe	2,256
Rest of the World	4,256
Total	**11,229**

The relocation of the company's Netherlands-based global HQ to Schiphol Airport at the end of 2004 was a defining moment. From a location at one of the great crossroads of today's Europe, our newly integrated headquarters teams work to support the thousands of people who drive our business success in more than 100 countries across the world – in R&D labs, supply points, distribution centres and sales offices. With their many languages and backgrounds, these multi-faceted teams exemplify the mobility of our people, our open and welcoming culture, and the international character of our business.

The success of the company has always depended on the people of Numico. We have a strong base of in-house talent and the fast-moving nature of our business offer plenty of scope for career development. The company's accelerating growth path also means that we must increasingly look beyond ourselves to fulfil our need for leaders and strong performers.

At Numico careers can develop much faster than elsewhere, since we are ready to put successful managers into more challenging and responsible roles quickly. The company does not offer extensive management training. Instead we offer an environment where talent gets room to blossom, and success determines one's next role. In both our global and our country organisations, new business opportunities are constantly being identified for the right teams and individuals to take forward and make their own.

In our latest annual worldwide survey of management opinion and attitudes, we saw a remarkable confirmation of the commitment of 150 most senior executives to the strategies of the company. Measured against a benchmark of multinational companies, the Executive Management group of Numico showed very high commitment and ambition levels – a much improved score relative to previous years.

During 2004 we rolled out a set of Core Values. Following the involvement of thousands of employees we communicated Care, Agility, Commitment and Integrity as the Core Values of Numico. The Core Values will be central in the appraisal and development of employees from now on.

Focus for 2005

We will look for ways to further fine-tune the organisational structure to remain agile in responding to business opportunities in the market. In both our Baby Food and Clinical Nutrition divisions, much more focus is now being put on marketing competence. We do not hesitate to recognise and accept skills gaps, and we can move speedily to fill them. This will go hand in hand with a continued effort to embed a performance culture, as Numico capitalises on its multinational presence to grow an international talent pool.



Sustainability

Numico's first annual Sustainability Report will be published in the second half of 2005, following internationally accepted Global Reporting Initiative (GRI) guidelines. **Special attention will be given to food safety and consumer protection.** The foundation of this report will be the publication of our reformulated Code of Conduct for all employees, and our newly-developed Code of Conduct for Suppliers.

Key facts

>Code of Conduct revised
>New Supplier Code of Conduct drafted
>KPIs adopted, following GRI guidelines

Priorities

>Develop rigorous management and data reporting systems
>Implement Code of Conduct for Suppliers worldwide
>Set internal improvement targets annually for economic, social and environmental impact



Investors and other stakeholders increasingly expect that public companies give thought and attention to the ethics of their business and the impact of their activities in the world. For commercial entities everywhere, this means having as much regard for people and the planet as for profit and performance. Corporate Social Responsibility (CSR) is not new to Numico – in fact, consumer protection and patient care is so central to our business that it may be said we have built the reputation of our brands on it. In the single area of product integrity and food safety, our long-established monitoring and compliance practices embrace a whole range of key sustainability issues. In the environment, these include biodiversity, animal welfare, soil and crop standards, water use and waste management. In the economic and social sphere, the list extends to employee training and education, consumer health and safety, and responsible advertising.

In the past we have been content to rely on our reputation for responsible behaviour and attention to high standards. But we believe the time has now come to take a more systematic approach to the definition and the management of our commitments in this area, and to offer our stakeholders much more transparency into the work we are doing. Consequently, we are redefining our position on a number of issues, and taking the initiative in several new areas.

We have set up a new management system to collect and evaluate data that best evaluates the economic, social and environmental impact of our activities, worldwide. We will publish a full set of key performance indicators (KPIs) based on Global Reporting Initiative (GRI) guidelines, that will guarantee more comprehensive and accurate reporting in the future.

Importantly, we will commit to set and achieve annual targets for improvement, starting from the 2004 reporting baseline. And beginning in 2006, when quantitative data and meaningful comparisons will be available, all our Sustainability Reports will be subject to independent audit and verification.

Code of Conduct for employees
The Code of Conduct explains how we work and is our charter for ethical behaviour, respect for others, and high standards in consumer safety and environmental protection. We are a caring company and dedicated to the interests of our share- and stakeholders which we have grouped into our shareholders, our employees, our business partners, consumers and society as a whole. The Code of Conduct is a translation of our internal company values – Care, Agility, Commitment and Integrity – to our performance in society. We will conduct all our business in accordance with this Code, and publish it widely.

As newly revised, the Code of Conduct applies to our Numico employees all over the world, and will form part of all new management contracts. Senior management will be asked to sign the Code on an annual basis.

Code of Conduct for suppliers
We believe that supply management is a key contributor in the development and implementation of our Code of Conduct. We assume that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers. We therefore encourage our suppliers and contractors to adopt sustainability standards and practices consistent with our own.







The Supplier Code of Conduct is integral to our corporate sustainability policy and has the objective to minimise any adverse environmental and social impact directly associated with goods and services which we purchase. We will require our suppliers to explicitly acknowledge and adhere to the principles embodied in the Supplier Code of Conduct and to ensure that their suppliers will also comply with these principles.

The new Supplier Code of Conduct will form part of the contractual obligations between the supplier and Numico and is subject to periodic verification. Numico will assist suppliers who work in good faith to comply with the principles embodied in the Code of Conduct.

Economic performance

The most detailed guide to the economic impact of the company will remain this Annual Report to our shareholders. However, in the interests of transparency, we will publish a range of available data in our Sustainability Report. These include figures on our customers, our sales, and our market share across countries and geographies. In addition, we will quantify costs to us of all materials, goods and services; payroll and other benefits; interest payments on debt and borrowings; and dividends, retained earnings and taxes.

We will also give full account of our donations to the community and in-kind donations.

Environmental sustainability

For the first time, we will publish data from our supply and distribution points that indicates our total consumption of raw and packaging materials, of energy and water, and our management of emissions, waste and effluents.

We will also report on our active efforts to promote environmental sustainability, through compliance in our facilities and among our suppliers, and through our policies and requirements on biodiversity, the treatment of animals and high standards of food quality in sourcing.

Social responsibility

Our revised Code of Conduct updates and clarifies the company's stance on many important matters such as human rights, child labour, business ethics, and diversity and opportunity in the workplace. In addition, the Sustainability Report will publish data on health and safety, and the training and education of employees.

Our priority as a company is and will remain food safety and the protection of the consumer. This concern extends to the way we market our products. In particular, we ensure accurate and complete product information in our labelling, marketing and advertising. A guiding principle in our marketing strategy is 'Breast is Best', meaning that we believe that breast-feeding is still the best way to ensure the normal health and development of babies during the first four to six months of their life. Only where mothers cannot or may not breastfeed or where additional nutrition is necessary, is there a legitimate role for infant milk formula. We have developed guiding principles for the marketing of infant formula based upon the International Code of Marketing of Breast Milk Substitutes of the World Health Organisation. Compliance is monitored by our ethical advisory committee.

Community outreach is another way for the company and its employees to practice good citizenship and go further in our duty of care towards customers. We serve the most vulnerable in society – the very young and the very old – and their needs are many. We are currently reassessing our many local voluntary activities and contributions in this area, with a view to developing a more targeted and effective programme. At the end of 2004, the first ever companywide fundraising effort – Helping Hands for Indonesia – met with great success, raising nearly € 1 million in donations in only a few days for the victims of the tsunami of 26 December in Aceh, Sumatra. A large consignment of liquid toddler milk was also donated, and distributed to mothers and children in villages and refugee camps in the worst affected areas, under the auspices of the Indonesian Society of Paediatricians.

Sustainability

Sustainability reporting

% Global 100 Companies reporting annually on sustainability and social responsibility

Source Fortune Magazine


73
49
48
39
44
99 00 01 02[1] 03 04

[1] No data available for 2002.

% Global 100 Companies reporting in 2004


88
79
49
Europe
Asia
Americas

Corporate governance

"We have implemented the Dutch Corporate Governance Code as issued on 9 December 2003, and... we comply fully with the principles and best practice provisions of the Code."

As a company that recognises its commitments not only to our shareholders, but also to our consumers, employees and business partners, we take good corporate governance very seriously.

In this spirit, the company has implemented the Dutch Corporate Governance Code as issued on 9 December 2003, and submitted a statement for discussion at the General Meeting of Shareholders in May 2004. As an Executive Board, we stand accountable for managing our company in accordance with the principles laid down by the Tabaksblat Committee, and even beyond where this is possible and appropriate. For the evaluation and further enhancement of good governance within Numico we have decided to establish a new Supervisory Board committee, with oversight of nominations, corporate governance and corporate social responsibility across the company.

In our Annual Report of 2003 we included a very extensive statement regarding our compliance with the Dutch Corporate Governance Code, or Tabaksblat. In this report we summarise our compliance activities, and outline our corporate governance structure.

I. Compliance with and enforcement of the Code

We agree with the principle, as stated in the Code:

"The Executive Board and the Supervisory Board are responsible for the corporate governance structure of Numico and compliance with this code. They are accountable for this to the General Meeting of Shareholders."

We will submit each substantial change in the corporate governance structure of the company and in the compliance of the company with the Code to the Annual General Meeting of Shareholders for discussion under a separate agenda item.[1]

[1] Dutch Corporate Governance Code 1.2.

II Executive Board

II.1 Role and procedure

We agree with the principles and best practice provisions as stated in the Code.

The Supervisory Board has put in place a rotation plan for members of the Executive Board (which may also be viewed on our website). All members of the Executive Board will be appointed for a four-year term. Executive Board members will retire periodically in accordance with the rotation plan below: Jan Bennink, Jean-Marc Huët and Ajai Puri were appointed at the AGM of 6 May 2004 for a new term of four years.

Executive Board	Year of re-appointment:
Jan Bennink	2008
Jean-Marc Huët	2008
Niraj Mehra	2005
Chris Britton	2005
Rudy Mareel	2005
Ajai Puri	2008

We comply with best practice provision II.1.8 concerning membership of other Supervisory Boards by our Executive Board members. We refer to the approval for appointment of Jan Bennink as non-executive director of Kraft Foods Inc. and of Niraj Mehra of Budelpack B.V.

Executive Board members must retire at the age of 60.

II.2 Remuneration

Amount and composition of remuneration.

We comply with the best practice provisions covering remuneration. These are expressed in the remuneration policy, which was adopted by the Annual General Meeting of Shareholders in May 2004. The remuneration policy and report for our Executive Board can be viewed on our website.

II.3 Conflicts of interest

We comply with all best practice provisions concerning conflicts of interest. There were no related party transactions executed or other conflicts of interests reported.

III Supervisory Board

Supervisory Board members are limited to three terms of office. Each term of office is four years.

Audit committee

The audit committee consists of Hessel Lindenbergh (Chairman), Barrie Spelling and Emiel Van Veen and complies with the best practice provisions. The activities of the committee during 2004 are described in the Supervisory Board report.

Remuneration committee

The remuneration committee consists of Barrie Spelling (Chairman) Per Wold-Olsen and Rob Zwartendijk. We are in full compliance with best practice provision II.5.2.

We confirm that no member of the committee is a member of the Executive Board of another Dutch listed company, and that no committee interlocks exist.

The activities of the committee during 2004 are described in the Supervisory Board report.

Selection and appointment committee

The selection and appointment committee consists of Rob Zwartendijk (Chairman), Barrie Spelling and Per Wold-Olsen.

We comply with the best practice provisions covering the responsibilities of the selection and appointment committee.

The activities of the committee during 2004 are described in the Supervisory Board report.

III.6 Conflicts of interest

No conflicts of interests or related-party transactions are to be reported.

III.7 Remuneration

We will submit a proposal to the Annual General Meeting of Shareholders in May to increase the compensation of the Supervisory Board members.

III.8 One-tier management structure

As Numico has a two-tier governance structure consisting of a Supervisory Board and an Executive Board, the best practice provisions concerning a one-tier management structure are not relevant.

IV The Shareholders and General Meeting of Shareholders

IV.1 Powers

Shareholders' interests were fully restored by the abolition of depositary receipts in July 2004. The effect of the change is that all shareholders can vote their own shares directly and that the foundation Stichting Administratiekantoor Numico will be abolished.

IV.2 Depositary receipts for shares

This section of the Code is no longer relevant to Numico.

IV.3 Provision of information and logistics of the General Meeting of Shareholders

We comply with all best practice provisions concerning the provision of information and logistics of the General Meeting of Shareholders.

In the event of an unsolicited bid, it is the company's objective to achieve the highest price for all shareholders. We have a measure in place to issue cumulative preference shares to create a bidding environment that will allow competing offers to be made. Once issued, the shareholders meeting has the right to abolish this measure in a meeting to be held within six months after issue of the preference shares.

IV.4 Responsibility of institutional investors

We support the best practice provisions applied to institutional investors.

V The audit of financial reporting and the position of the internal auditor function and of the External Auditor

We fully comply with the provisions of this section.

Corporate risk

"Numico performed a company-wide risk review during the year. The objective was to identify the key risks of the company and define ways to effectively reduce these risks."

Risk management
Numico's Executive Board has full responsibility for the design, implementation and effective operation of the internal risk management and control systems. The objective of these systems is to identify and manage the significant operational and financial risks to which the company is exposed and to ensure that the company continues to create sustainable shareholder value. In this respect the Executive Board has set policies and procedures to ensure that the systems of internal control function effectively. The approach to risk management, monitoring and improving the company's internal control systems is based on the COSO framework.

Review
The year 2004 was dedicated the building year for Numico. The strategy is clearly set and the Executive Board further aligned the organisation, increased the focus on internal controls, created a better risk awareness and stimulated the sharing of corporate values. The focus on compliance with the Dutch Corporate Governance Code and the whistleblower policy have also contributed to enhancing the control and governance environment.

Due to the nature of the industry in which Numico operates, the company has given significant attention to the company's risk management and control systems to secure quality and standards. Based on the strong growth and the risk profile of the company the systems are frequently being reviewed and where appropriate adjusted.

Numico performed a company-wide risk review assisted by the Netherlands office of Deloitte during the year under review. The objective was to apply a disciplined and fundamental attitude towards the key risks of the company, and establish ways to effectively reduce these risks and to increase awareness and discipline amongst senior staff. The Executive Board as well as all senior staff were involved in this project. All individuals were requested to identify and assess the main key risks of the company during the general management meeting attended by the top 160 managers in June 2004.

A key risk is ineffective and delayed response in the event of an unexpected crisis. In order to limit the risks in that respect the company set up an improved crisis management system in 2004 to react more promptly and adequately in the event any risk might occur. This system has been introduced worldwide. One of the Executive Board members is specifically responsible for the crisis management system. Crisis managers have been appointed locally. Extensive crisis management training courses were held and the effectiveness of the system will be monitored continuously by a committee of representatives of the divisions, reporting to the Executive Board.

Risk management and all actions taken in the year under review were reported to and discussed with the audit committee and the Supervisory Board.

Operational risks

Key operational risks that were identified during the 2004 review process were:

Quality and food safety,
Financial reporting and controls,
Single source of supply,
Single production facilities,
IT infrastructure.

1. Quality and food safety

Numico's business serves some of the most vulnerable people in society – the very young, the old, the sick and the infirm. As a result, the requirements for quality and food safety play a central role in the ability to serve the company's consumers. The company is therefore open to certain hazards and risks of liability, such as the potential contamination of ingredients or product tampering. This could potentially result in product recalls and other actions that might damage the company's reputation or lead to liability. At the same time, the company depend on its consumers' perception of the safety and quality of its products as well as those of its competitors. Any negative reports (whether true or perceived) on its products or the categories in which the company participates could also severely damage its performance. To reduce the exposure to these risks, stringent quality assurance and food safety procedures have been established (see the sections on product integrity and food safety on pages 42-43 of this report).

These procedures are currently in place and have been widely communicated within the company. In 2004 all procedures were reassessed in the framework of the total risk management evaluation process and subsequently even more strict procedures and monitoring systems have been set. A monthly management monitoring process of all relevant food safety procedures and systems has been installed. Notwithstanding all these measures the Executive Board cannot assure that these types of risks are totally eliminated and has therefore taken adequate insurance against these risks to limit material losses.

2. Financial reporting and controls

The internal control environment has been significantly improved. First, a new programme to actively promulgate and reinforce a culture of responsibility and ethical behaviour across the company has been installed. With input from employees across the world, the Executive Board has defined and communicated a set of Core Values for the company – Care, Agility, Commitment and Integrity. The development of a new company Code of Conduct is also in its final stages.

Secondly, the Executive Board has increased the frequency and thoroughness of the audits through more country visits by internal auditors in combination with the audits by the company's External Auditor.

In close cooperation with the auditor a stricter time frame for audits has been set. Internal visits to prepare the external audits are now being conducted and all countries are visited every year either by the internal control group or by the External Auditor. The audit engagement ensures that all main countries are audited by the External Auditor either for statutory and/or group purposes. The internal visits comprise internal audits, financial reviews or quick scans. The results are reported to the audit committee.

Another aspect of the improved control process is the introduction of a year-end representation letter which is now signed by all local and, where relevant, corporate senior staff in both management and finance.

New financial reporting software was implemented to improve management reporting from the units. This system provides more detailed management information and has improved reliability and timing.

3. Single source of supply

The Executive Board defines this risk as an inability to produce a significant volume of product due to a prolonged supply shortage of a key raw or packaging material. The company's exposure to this risk is very low as there is a wide variety of suppliers available for the vast majority of ingredients and packaging materials that we source. Only where an item is patented by the supplier would the company not be able to switch to a new source of supply. However, the company's exposure to any single patented item is very limited.

Corporate risk *continued*

4. Single production facilities
The Executive Board defines this risk as being a catastrophic breakdown of any production plant (for example a major fire) that would hamper the company's ability to manufacture product for an extended period (more than three months). Although the Board believes the risk to be very low, it has defined two important courses of action to further minimise this risk. The company is upgrading the fabric and asset protection measures in key plants (for example sprinkler installations) to reduce the likelihood of a catastrophic event occurring; and developing its ability to switch production of key products to an alternative site (within Numico or externally) within a short time frame.

5. IT infrastructure
The integrity and the security of the IT infrastructure were frequently discussed at Executive Board level and based on the findings of a special team, actions were planned and executed to improve the company's IT infrastructure. The company has initiated the implementation of a new ERP solution in certain sales units. Based on the needs of the local sales units the ERP solution will be rolled out over more countries. As new systems are implemented and brought online, special attention is now paid to security. All central network and server equipment is also physically safeguarded.

Financial risks
Financial risks are primarily managed by the company's treasury department under the supervision of the Chief Financial Officer. To properly manage the risks a new treasury policy has been set.

The purpose of the group's treasury policy is to ensure that:

- treasury risks are identified, quantified and actively managed;
- treasury transactions are properly authorised, controlled, reported and monitored; and
- a framework is established for monitoring the performance of the Treasury function.

The treasury policy has been discussed with the audit committee and is updated regularly.

A finance committee has been re-installed whose responsibility is to:

- propose any amendments to the treasury policy for consideration by the Executive Board;
- monitor compliance of the treasury function with the agreed policy;
- update the Executive Board on treasury-related issues;
- authorise certain categories and values of financial transactions;
- approve hedging strategies; and
- monitor the performance of the treasury function against pre-agreed objectives.

With the objective of getting better oversight and control the Executive Board decided to relocate the treasury department back from Switzerland to the Netherlands.

The key financial risk management areas are described below. Further discussion of these risks can be found in the notes to the Annual Accounts.

Interest rate risk
The risk is of exposure to interest rate fluctuations. The policy is to hedge between 50-70% of the interest in the company's outstanding net debt position. The position is managed via direct capital market transactions (bonds, convertible bonds or bank debt) or indirectly via interest rate swaps.

Exchange rate risk
The company is subject to changes in foreign exchange rates, especially the pound sterling, the Indonesian rupiah and other currencies, relative to the euro are of importance to the company. Group Treasury actively seeks to hedge the company's exposure to currency exchange rate movements through currency borrowings, currency swaps and forward contracts.

Liquidity risk
Numico's positive cash flow has significantly improved the company liquidity risk profile. The company successfully refinanced the bank facility in December 2004 for the next five years on more favourable terms and conditions reflecting the company's solid financial position.

Negative shareholder equity
Numico currently has negative shareholder equity, primarily due to the divestment of the American businesses in 2003. The strong retained earnings in 2004 already improved the company's equity position and in the light of the intended acquisition of Mellin the Executive Board believes that the company will be able to return to a positive equity position by the end of 2005. It is important to reiterate that the negative shareholders' equity has no impact on Numico's operations, access to funding or stock exchange listing.

Regulatory environment
As an international company, Numico is affected by economic developments in all markets in which its products are manufactured, marketed and sold.

The industries in which the company operates are subject to regulation by international, national and local governmental agencies. Any changes in current legislation may lead to additional costs for the company. The company relies on the willingness of retailers, wholesalers and other distributors to carry its products, and on the inclusion of its clinical nutrition products on lists of reimbursable products maintained by insurers. The Executive Board believes that the company addresses the regulatory, marketing and distribution issues through sound, professional business practice – observance of appropriate legislation, acute awareness of the competitive environment, strong relationships with customers and suppliers, and an effective public affairs policy.

Residual liabilities from US disposals
In 2003, Numico divested three companies – Rexall Sundown, Unicity and GNC – that either manufactured or sold products containing ephedra. Ephedra has been the subject of negative publicity particularly in the USA related to alleged harmful effects. The company stopped making such products in early 2003 and removed all related stock from the shelves by the end of June 2003. The litigation risk associated with the sale of ephedra-containing products still rests with Numico. An insurance policy provides adequate cover for this type of risk.

Summary
The internal risk management and control systems are regularly discussed by the Executive Board with the audit committee and the Supervisory Board.

Based on all efforts made in the year under review and the anticipated continued actions in 2005 on improving these systems, the Executive Board believes that the internal risk and management and control systems provide reasonable assurance of the following – the Board understands the extent to which the strategic and operational objectives are being achieved; Numico's internal and external (financial) reporting is reliable; and the applicable laws and regulations are being complied with. It should, however, be noted that these systems can never provide any guarantee that material losses and/or violations of law will never occur.

Product integrity

Our nutritional products serve an extremely vulnerable group of consumers – the very young, the old, the sick and the infirm. Very often these products are chosen and administered by other types of customers – trusted third parties such as parents, family members and healthcare professionals. At Numico we are the first and most vital link in this chain of responsibility and trust, and we understand that full customer confidence in the integrity of our products is fundamental to the reputation and the future of the company.

Product integrity is the guiding philosophy of our R&D efforts. We are committed to assure integrity at every stage in the design and development of safe, efficacious and reliable products that deliver against real consumer needs. Every employee of the company knows that there is no room for compromise in product quality, whether in the laboratory or on the factory floor; and that the highest standard of food safety is the right and expectation of every customer. Every year, we review both our technology and our procedures in the search for further improvements.

Label compliance/product authenticity

The natural ingredients used in our products contain vitamins/minerals at varying levels, which we monitor closely as we supplement the food mix. Whenever we find a deviation, product development takes action to modify the recipe as appropriate. In 2004 we analysed over 3,000 samples to test the match between the labelled amounts of vitamins/ minerals and the actual levels.

Hygienic conditions

Very frequent testing is used to monitor hygienic handling procedures in our factories. Although all our products comply with the strictest regulated bacterial limits, we set up a working group in 2004 to share best practice worldwide in the continuous improvement of hygienic conditions in the process environment and equipment of our factories.

Packaging migrations

Packaging materials in contact with products can cause migration of substances from the packaging to the food. In 2004 Numico was a member of an industry group of food manufacturers and suppliers which investigated the possible migration of substances from the caps on glass jars and other packaging. We subsequently initiated changes in cap development to ensure minimal migration from the caps to the food.

Supply points – quality audit score 2004[1]


100
75
50
25
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
2003 2004

[1] Perfect score = 100.

Numico manufacturing supply points

1. Deva, Czech Republic	Jars, juices
2. Istra, Russia	Infant milk formula (IMF), cereals
3. Benavente, Portugal	Cereals
4. Krotoszyn, Poland	IMF base powders
5. Opole, Poland	Jars, cereals, IMF powders
6. Kasdorf, Argentina	Clinical and IMF powders
7. Macroom, Ireland	IMF base powders
8. Jogjakarta (Sari Husada), Indonesia	IMF, cereals
9. Fulda, Germany	Clinical and IMF powders
10. Wexford, Ireland	IMF powders
11. Liverpool, UK	Dietetic products
12. Jogjakarta (Sugizindo), Indonesia	IMF
13. Jakarta (PT NIS), Indonesia	IMF and cereal packaging
14. Arceburgo, Brazil	Cereals
15. Zoetermeer, the Netherlands	Clinical and IMF liquids
16. Cuijk, the Netherlands	Clinical and IMF powders
17. Auckland, New Zealand	IMF[2]
18. Wuxi, China	Clinical liquids and application systems[2]

[2] No data available for 2003.

Product quality and food safety

"To ensure consistently high-quality standards across our supply chain, we exceed the accepted norms for the food industry. Numico serves an extremely vulnerable group of consumers, and we have therefore developed exacting standards of our own, for all product categories in which we participate."

Food quality and food safety are critical factors in customer purchase decisions in the area of baby and clinical food. A stringent quality and food safety system at Numico ensures that we consistently produce high quality products to meet customers' expectations.

Product quality control begins with raw materials. We have a dedicated system in place to make detailed risk assessments for each class of raw material purchased, defined across three risk categories. For Category 2 and 3 raw materials we check the source of supply and make visits or perform more thorough audits of the supplier. Category 1 raw materials are controlled across the full supply chain, "from farm to factory". Farms are visited, intermediate suppliers are audited and extra tests are performed. In 2004 more than 200 farmers were visited across Europe, and 70 audits were performed.

Rigorous standards also govern the conversion of high quality raw materials into high quality products. Highly-detailed good hygiene practices and good manufacturing practices have been defined for the different processes used, and all our factories have Hazard Analysis of Critical Control Points (HACCP) in place. Our integrated quality systems are based on these and other internationally-recognised standards and on local regulatory requirements.

However, to ensure consistently high-quality standards across our supply chain we exceed the accepted norms for the food industry. Because Numico serves an extremely vulnerable group of consumers we have developed exacting standards of our own for all product categories in which we participate. These standards are set in close cooperation with a group of independent international experts, Numico's Food Safety Advisory Board. In addition, we set annual targets for continuous improvement at all our supply points.

All these requirements are audited by a group of experienced auditors. This group audits each factory at least once a year. A detailed report indicating gaps and corrective actions is made and communicated to the Executive Board. In 2004 all factories improved their audit results significantly.

In addition, we regularly analyse end products produced by all our facilities, testing for standards related to contaminants/residues (heavy metals, mycotoxins, pesticides), nutritional compliance (vitamins/minerals) and microbiological quality. Numico's Central Laboratories Friedrichsdorf (CLF) GmbH at Friedrichsdorf – one of the most advanced food quality centres in Europe – performs these analyses. In 2004 CLF continued to develop its valuable compliance database and conducted over 18,000 analyses.

Food Safety Advisory Board

The Food Safety Advisory Board consists of internationally-renowned, independent experts in the fields of toxicology, food and medical microbiology, veterinary science and process technology from across the globe. The Board regularly meets, together with the company's experts, to discuss current developments in the area of quality and food safety. In 2004 the subjects covered included pathogens (including E. sakazakii), BSE (bovine spongiform encephalopathy), and the impact of nanotechnology in relation to food safety.

Food safety – monitoring contaminants score 2004[1]



100
75
50
25
0
1
2
3
4
5
6
7
2003
2004

[1] Perfect score = 100.

Numico food safety – product categories
1. Biscuits
2. Cereals
3. Dietetic products
4. Enteral clinical nutrition (ECN)
5. Infant milk formula (IMF) and liquids
6. Jars
7. Juices

Financial developments

"The company's net sales grew by 9.6% with a return on sales of 19.9% on a continued basis. The latter represents an increase of 40 basis points over 2003."

Results

Sales

In 2004 total net sales were € 1,722 million, an increase of 8.5% on a comparable basis. On a continued basis, total net sales grew 9.6%. 2004 net sales for Baby Food were € 1,115 million, an increase of 8.4% on a comparable basis. Net sales for Clinical Nutrition amounted to € 602 million, an increase of 11.9%.

Operating result before amortisation and impairment of intangible fixed assets (EBITA)

In 2004, total operating result, excluding exceptional items, amounted to € 337 million (including € (42) million of non-allocated costs) representing an increase of 13.6% compared to 2003. On a continued basis, the growth was 11.8% over 2003.

Return on sales (EBITA margin)

The company's return on sales excluding exceptional items was 19.6% in total and 19.9% on a continued basis. This represents an increase over 2003 performance of 90 and 40 basis points, respectively.

Amortisation and impairment of intangible fixed assets

The amortisation and impairment of intangible fixed assets in 2004 amounted to € 3 million consisting primarily of amortisation of goodwill. In 2003 this amounted to € 856 million, consisting primarily of an impairment for GNC of € 800 million and € 56 million amortisation of intangible fixed assets.

Financial income and expense

Financial income and expenses in 2004 amounted to a net expense of € 52 million. This compares with € 164 million in 2003, which included the unwinding of interest rate swaps following the sale of GNC (€ 46 million) and the cost of the refinancing in July 2003 (€ 21 million).

The net interest expense has continued its downward trend from 2003 reflecting the ongoing reduction of the company's level of debt.

Tax on result

Tax on the result of the company's ordinary activities in 2004 was € (111) million. The effective tax rate was 29.0%. This does not include movements due to the € 50 million reduction of the deferred tax asset following the decrease in Dutch corporate income tax rates from 34.5% to 31.5% in 2005, from 31.5% to 30.5% in 2006 and to 30.0% in 2007.

Strategic initiatives

Reduction in trade working capital

The efforts announced in late 2002 aimed at lowering the level of trade working capital have resulted in a further reduction in 2004. Trade working capital as a percentage of net sales has improved from 13.7% at the end of 2003 to 12.7% at the end of 2004, excluding currency effects.

Project Focus

In 2003 the company announced a plan called Project Focus aimed at optimising the European Baby Food manufacturing platform. Project Focus entails a reduction in the number of supply plants from 16 to 8, which will lead to an expected annualised pre-tax saving of € 35 million from 2006 onwards.

Project Booster

Project Booster is aimed at reducing the annual global purchasing costs by € 20 million from 2004 onwards. In 2004 realised cost savings amounted to € 22 million. These costs savings have been used to maintain and strengthen gross margins.

Divestments

During 2004 the company sold a number of businesses including Nutricia (PTY) Ltd, South Africa, Nutricia Lyempf B.V., the Netherlands and Bekina Lebensmittel GmbH, Germany. The net divestment result amounted to a € 2 million gain.

Shareholders' equity (capital and reserves)

As a result of strong retained earnings of € 145 million, shareholders' equity improved to € (341) million compared to € (469) million at 31 December 2003. The positive impact of the retained earnings was partially off-set by negative currency translation effects of € (15) million in 2004, caused primarily by the depreciation of the pound sterling, Indonesian rupiah and US dollar.

Given Numico's historical and expected future earnings and also taking into account the capital increase from the intended acquisition of Mellin – the Italian baby food company – the company expects that it will be able to resume a dividend in 2006.

Cash flow

In 2004 net cash flow from operations amounted to € 227 million mainly due to the strong net result and positive change in working capital. The free cash flow amounted to € 104 million taking into account capital expenditure of € 89 million and the acquisition of Tutteli and Muksu in Finland of € 57 million.

Debt position

The net debt position improved by € 82 million to € 987 million at the end of 2004.

In December 2004 the company successfully renegotiated the terms and conditions of the existing credit facility. The new credit line consists of a € 1,000 million committed unsecured revolving multi-currency credit facility, maturing on 3 December 2009. The interest margin is between 0.6% and 0.3% over Euribor and as at 31 December 2004 an amount of € 230 million was drawn.

The covenants of the new revolving credit facility are related to total net debt compared to EBITDA and EBITDA compared to net interest expenses. EBITDA and net interest expenses are calculated on the basis of a 12-month rolling average and exclude the contribution of all divested businesses. Numico operates comfortably within these covenants.

The total amount of subordinated convertible bonds outstanding as at 31 December 2004 was € 977 million (nominal). In March 2004 the company bought back € 129 million (nominal) of the 1999 subordinated convertible bond and repaid the remaining balance of € 372 million in September. The free cash on balance, 2005 cash flow and the new credit facility will be used to repay the 2000 convertible bond of € 627 million maturing in June 2005.

Capital expenditure

The capital expenditure of € 89 million in 2004 was 5.0% of total net sales (2003: € 77 million and 2.4%). This increase in capital expenditure can be attributed primarily to the optimisation of the European manufacturing platform and to a lesser extent the enhancement of our IT infrastructure. The company expects additional investments in 2005 to optimise the remaining European Baby Food facilities as well as investments in the innovation of packaging including manufacturing plastic bottles.

Deferred tax asset

In 2003, we recognised a deferred tax asset of € 407 million. At year-end 2004 the deferred tax asset amounted to € 353 million. Included in this balance is a reduction of € 50 million following the decrease in Dutch corporate income tax rates from 34.5% to 31.5% in 2005, from 31.5% to 30.5% in 2006 and to 30.0% in 2007. The deferred tax asset is accounted for in the balance sheet under the heading Financial Fixed Assets. The company expects the deferred tax asset to be used in the next 9-11 years.

Dividend and cash earnings

The current negative shareholders' equity position prevents the company from paying a dividend. Numico remains confident that it will be able to restore shareholders' equity by the end of 2005 through retained earnings and the intended share capital increase related to the proposed acquisition of Mellin. This will allow the company to resume dividend payments in 2006. Cash earnings and cash earnings per share were € 148 million and € 0.89, respectively (2003: € 352 million and € 2.12). Normalised[1] net result and normalised net result per share were € 198 million and € 1.19, respectively.

Outlook

The overall comparable organic net sales growth target for 2005 has been set at 8-10 %, barring unforeseen circumstances. Numico expects a growth in its operating result, before amortisation and impairment of intangible fixed assets, of 10% in 2005 on a comparable basis, notwithstanding an increase of 15% in marketing spend.

Schiphol, 2 March 2005

Jan Bennink
Chris Britton
Jean-Marc Huët
Rudy Mareel
Niraj Mehra
Ajai Puri

[1] Based on continued business and excluding exceptional items and result divestments after tax.

Supervisory Board Report

"Introduction of the Dutch Corporate Governance Code necessitated a complete change of the legal structure of Royal Numico N.V. The amendment of the Articles of Association, including the abolition of the certificates of shares, was adopted by the General Meeting of Shareholders on 7 June 2004."

Introduction

The Supervisory Board was closely involved in all matters of importance for the company during the year 2004. The introduction of the Dutch Corporate Governance Code, the continuous divestment programme, the reshaping of the business and other matters were discussed during meetings with the Executive Board. The Supervisory Board received all information in a timely manner and was able to fully discuss all issues arising. The Supervisory Board expresses its confidence in the strategy of the company and its execution by the Executive Board, staff and all employees. The results for the year 2004 are evidence of the sound decision-making of the company's management, as endorsed by the Supervisory Board.

Role of the Supervisory Board

The role of the Supervisory Board is to supervise the policies and business activities of the Executive Board and to provide advice in the best interests of the company and its stakeholders. The Supervisory Board is responsible for the quality of its own performance. Members are appointed for a term of four years with a maximum term of 12 years. Rob Zwartendijk and Hessel Lindenbergh are Chairman and Vice-chairman respectively.

Corporate governance

The company strives to be a frontrunner in corporate governance, because we believe that transparency and trustworthy management is the basis for confidence in the company among shareholders. For this reason we decided to incorporate the principles and provisions of the Dutch Corporate Governance Code as completely as possible just after the Code's introduction in December 2003. In our Annual Report 2003 we set out our implementation plan in detail, provision by provision. Following the guidance given by the Committee Tabaksblat we also decided to submit the introduction of the Code to the Annual Meeting of Shareholders in May 2004 for discussion purposes. Shareholders were pleased to see the company adopting the Code.

Introduction of the Code necessitated a complete change of the legal structure of Royal Numico N.V., the listed company. The amendment of the Articles of Association, including the abolition of certificates of shares, was adopted by the General Meeting of Shareholders on 7 June 2004.

We have included a section on corporate governance in this year's Annual Report to update our shareholders on status and future developments. All Bye-laws and regulations for both boards and the various Supervisory Board committees adopted in our meeting of 3 March 2004 as a consequence of the introduction of the Code have been posted on the company website.

During the year each Supervisory Board member signed a letter of engagement addressing his duties and commitments to the Board, the company and its stakeholders.

Composition of the Supervisory Board

At the end of 2004 the Supervisory Board consisted of five members. The board members are appointed by the General Meeting of Shareholders on proposal of the Supervisory Board based on a recommendation of the selection and appointment committee. Cor Brakel and Joost Ruitenberg retired after the shareholders' meeting of 6 May 2004, and the Chairman expressed his appreciation for the great contribution of both individuals to the company.

Supervisory Board 2004

1 **Robert Zwartendijk** (1939)
Period of appointment
from 1994 through 2006

2 **Hessel Lindenbergh** (1943)
Period of appointment
from 2003 through 2007

3 **Barrie Spelling** (1944)
Period of appointment
from 2004 through 2008

4 **Emiel van Veen** (1939)
Period of appointment
from 2002 through 2006

5 **Per Wold-Olsen** (1947)
Period of appointment
from 2003 through 2007











Supervisory Board: Nominated for appointment 2005

6 **Marco Fossati** (1959)
Nominated for appointment

7 **Steven Schuit** (1942)
Nominated for appointment





Full biographies on page 94.

Remuneration committee

The remuneration committee consists of Barrie Spelling (Chairman), Per Wold-Olsen, and Rob Zwartendijk.

The remuneration committee has no authority to take decisions regarding remuneration but only to compose proposals and recommendations for the Supervisory Board regarding the remuneration policy, which has to be determined by the Supervisory Board and adopted by the Annual General Meeting of Shareholders, and regarding the remuneration of individual Executive Board members.

The remuneration committee met four times during 2004, and prepared a new remuneration policy for 2004 and subsequent years which was adopted by the General Meeting of Shareholders in May 2004. The policy contains the schemes for remuneration in stock options and performance shares. Awards for 2005 will remain well within the policy and are set out in the remuneration report.

Remuneration report

For details of the remuneration of the Executive Board members and Supervisory Board members for the financial year that ended 31 December 2004, as well as the overview of the 2004 share-based remuneration, please refer to the Annual Accounts.

Introduction

In accordance with the Articles of Association, the remuneration of the Executive Board members is the responsibility of the Supervisory Board as a whole. Resolutions on the remuneration recommended by the remuneration committee and adopted by the Supervisory Board should be in line with the remuneration policy (including equity-based compensation) for Executive Board members as adopted by the General Meeting of Shareholders.

The remuneration committee used external advice from Hewitt, Bacon & Woodrow, United Kingdom.

The following is a summary of our remuneration policy as adopted by the Annual Shareholder meeting in 2004. It takes into account the best practice recommendations of the Dutch Corporate Governance Code. The remuneration policy complies with the best practice provisions II.2.9 – II.2.14 of the Code.

The remuneration policy is available on the company's website.

Remuneration policy statement

To achieve our objective of being a high-growth, high-margin specialised nutrition company it is essential that our executive remuneration programmes reward the Executive Board members for achieving stretch targets for short- and long-term performance, including out-performance relative to our peer group.

In order to achieve this, we provide a competitive basic package but with the opportunity to achieve significant rewards if the company continues to outperform versus a very challenging peer group, reflected in further growth in shareholder value.

For senior managers we have installed a similar approach as adopted for the Executive Board. This will engender a performance-driven culture, reflecting the company's ambitions and its position in the international market.

Remuneration strategy

The Supervisory Board has adopted a transparent remuneration strategy for the Executive Board that is aligned with the company's business strategy to seek profitable growth and it contains performance-related short- and long-term incentives.

The approach which the remuneration committee has recommended is to target base salary at the median of the remuneration peer group, and to provide bonus and longer-term incentive opportunity such that in due course, upper quartile rewards could arise but only if upper-decile company performance is achieved over the next few years. This means that the entire package is highly leveraged to future performance. At this stage, pension contributions were not included in the benchmark exercise.

The remuneration peer group consists of the following companies in the FMCG/Food and Pharmaceutical/Healthcare sectors:

Abbott Laboratories
Akzo Nobel
Bristol Myers Squibb
Cadbury Schweppes
Campbell Soup Company
Colgate Palmolive
Danone
Fresenius
HJ Heinz
Heineken
Kellogg Co
Novo Nordisk
Reckitt Benckiser

Remuneration elements

The remuneration of the Executive Board members currently comprises the following elements: base salary, annual cash bonus, stock options, performance shares and pension arrangements.

In order to assess the competitiveness of the remuneration packages it is necessary to consider these elements in relation to the remuneration peer group. Accordingly, our advisers were asked to carry out a benchmarking exercise and to make recommendations on suitable levels of remuneration based on their findings. These have been adopted and are described in further detail below.

The component of base salary is fixed, whereas the components of bonus, stock options and performance shares are variable. The company considers variable compensation an important part of the remuneration package of Executive Board members. The bonus targets and performance criteria reflect the key drivers for value creation and medium- to long-term growth in shareholder value. Therefore, a considerable part of the total compensation consists of variable compensation depending on performance measures.

Base salary
The base salary policy for Executive Board members is to position base salaries at the median of the peer group. No changes will be made for 2005 base salary. For details, refer to page 80 of this Report.

Annual bonus (short-term incentive) 2004
The members of the Executive Board are eligible to participate in a short-term incentive programme that provides an annual bonus for the achievement of predetermined targets of the preceding financial year. For details, refer to page 80 of this Report. The current bonus scheme applicable to the Executive Board members is based on quantitative targets, EBITA, sales and free cash flow (70%) and individual qualitative targets (30%). The quantitative criteria reflect the financial parameters that the Supervisory Board consider to be the most critical annual measures to enable the business to achieve the goals of being a high-growth high-margin specialised nutrition company. The qualitative targets for the Executive Board require prior approval from the Supervisory Board, and the targets for the CEO are set by the Supervisory Board on the recommendation of the remuneration committee.

Achievement against the quantitative targets will be assessed following the end of the financial year and on the basis of audited results. Achievement against qualitative targets will be assessed on the basis of a scorecard.

Annual bonus (short-term incentive) 2005
Annual bonus represents one element of the variable compensation part of the remuneration package. Analysis of current bonus levels indicate that compared to the remuneration peer group, bonus targets are staying behind those of the peer group.

Therefore, for 2005 the target and maximum bonus levels will change to a 125% on target bonus and a 175% maximum bonus level for Jan Bennink. The target bonus level for Niraj Mehra, Chris Britton, Jean-Marc Huët, Rudy Mareel and Ajai Puri will change to 75%, with a maximum bonus of 125%. The principle that 70% of the bonus payout depends on quantitative targets and 30% on individual qualitative targets, will remain unchanged.

Stock options and performance shares (long-term incentive)
No changes will be made in 2005 to the 2004 stock option plan. For details, refer to page 82 of this Report.

All stock options become exercisable if the company is ranked in the upper decile relative to the comparator group. A TSR position between the median and the upper decile will trigger vesting of part of the stock options on a sliding scale between the two points, according to the following scheme.

TSR ranking after three years within comparator group	Proportion of the base allocation vesting as a %
1-2 (upper decile)	100
3	92.5
4	85
5	77.5
6	70
7	62.5
8	55
9	47.5
10 (median)	40
11-19	0

The comparator group for the TSR ranking for stock options granted in 2005 is as follows:

Associated British Foods
Beiersdorf
Cadbury Schweppes
Campbell Soup Company
Colgate Palmolive
Danone
Diageo
HJ Heinz
Heineken
Johnson & Johnson
Kellogg Co
Kraft
Nestlé
Northern Foods
Procter & Gamble
Reckitt Benckiser
Sara Lee
Unilever

For the purposes of carrying out this assessment, TSR for each company will be calculated by taking the average share price for the period 1 October to 31 December 2004 and comparing this with the average share price for the period 1 October to 31 December 2007. Dividends will be notionally reinvested on the date of payment and only companies whose shares are listed at both the beginning and end of the three-year period will be included in the ranking. The relative ranking vesting formula will be adjusted appropriately if a company falls out of the comparator group.

Stock option award sizes will remain at the full discretion of the Supervisory Board but it is anticipated that awards of similar numbers of stock options to those made in 2004 will be the starting point for consideration in order to meet the desired target reward levels.

Performance shares 2005

The policy as adopted in the Annual General Meeting of Shareholders in 2004 includes a performance share plan driven by a target related to the Earnings Per Share (EPS).

For awards to be granted in 2005, the performance threshold will not change versus our policy.

EPS growth per annum	Percentage vesting %
Greater than 15%	100
14%	90
13%	80
12%	70
11%	60
10%	50
9%	40
Less than 9%	0

Performance share award sizes will remain at the full discretion of the Supervisory Board, but it is anticipated that awards equivalent to half of the corresponding options will normally be made in order to meet the desired target reward levels.

For the Executive Board members the following awards are granted for 2005:

	Stock options	Performance shares
Jan Bennink	300,000	150,000
Niraj Mehra	100,000	50,000
Chris Britton	100,000	50,000
Jean-Marc Huët	100,000	50,000
Rudy Mareel	100,000	50,000
Ajai Puri	100,000	50,000

Shareholding obligation

Last year a shareholding obligation for the Executive Board members of 100% of base salary to be accumulated over four years was introduced. This shareholding requirement can be met in several ways including, for example, reinvesting part of the annual bonus payment in the company's shares, or retaining shares upon exercise of stock options and vested performance shares. Currently four members of the Executive Board have invested in shares of the company. The numbers of ordinary shares currently held are 36,048 by Jan Bennink; 10,526 by Jean-Marc Huët; 4,974 by Ajai Puri; and 3,316 by Rudy Mareel.

All transactions in Numico securities are restricted by the company's rules and regulations concerning insider trading, the exercise of stock options, the sale of shares acquired on exercise of the stock options, the shares received under the performance share plan, and any other shares acquired, are restricted by these rules and regulations.

Pension

It is expected that in the course of 2005 changes to the Maraton pension scheme will be proposed effective 1 January 2006 to comply with changes in the Dutch pension law, which are due as from such date. For details on current pension arrangements, refer to page 81 of this Report.

Loans

It is the current policy of the company not to grant the Executive Board members any personal loans, guarantees or the like unless in the normal course of business and on terms applicable to the personnel as a whole, and after approval of the Supervisory Board. No remissions of loans shall be granted.

Senior management
The remuneration committee is informed on all major remuneration issues for senior management of the company, and prepares the allocation of the total number of options and rights to acquire shares to senior management.

Supervisory Board remuneration
Based upon a benchmark study performed by Hewitt, Bacon & Woodrow, in which the current remuneration of the members of the Supervisory Board was found below the median of the Executive Board comparator group, the Supervisory Board has decided to propose adjustments to the Supervisory Board remuneration in 2005 to the General Meeting of Shareholders. These adjustments reflect the increased responsibilities and exposure of Supervisory Board members as a consequence of more onerous regulatory and corporate governance requirements.

The following remuneration scheme for the Supervisory Board is proposed.

	Supervisory Board fees 2005
Chairman of the SB	€ 70,000
SB member	€ 50,000
Committee Chair	€ 8,000

Selection and appointment committee
In 2004, the selection and appointment committee consisted of Rob Zwartendijk (Chairman), Barrie Spelling and Per Wold-Olsen. The committee met twice in combination with the remuneration committee and discussed the composition of the Supervisory Board and the extension of the board. It developed selection criteria based on the profile of the Board and retained an external agency to start a search for candidates. After interviews with a number of board members, it was decided to nominate Steven Schuit for appointment at the Annual General Meeting of Shareholders.

The committee also initiated an evaluation of the functioning of the Supervisory Board by external consultants. The consultants held interviews not only with the Supervisory Board members but also with all Executive Board members. The outcomes of the interviews were presented to the Supervisory Board members, and also discussed with the Executive Board. The committee concludes that this way of evaluating Board performance is very objective and honest, and may be a tool in improving the functioning of the Board.

Financial accounts for 2004
PricewaterhouseCoopers Accountants N.V., independent auditors, have audited the annual accounts for 2004, as prepared by the Executive Board. The Auditors' report can be viewed on page 93 of this Report.

We approved the Annual Accounts for 2004 in our meeting of 2 March 2005.

We also recommend that the shareholders adopt the financial accounts for 2004 as presented in the Annual Report for 2004.

We would like to express our appreciation to the Executive Board, executive committees, senior staff and all employees for the enormous commitment and efforts dedicated to the company in this challenging but rewarding year.

It was a year that ended with the earthquake and subsequent tidal waves in the Indian Ocean. Parts of Sumatra in Indonesia were affected on a scale which is hard to imagine. The management and employees of our Sari Husada and Nutricia Indonesia subsidiaries were fortunately not confronted with the disaster in a personal way. However, they immediately took the initiative to offer aid to the affected areas, and their commitment was matched in due course by a company-wide fundraising effort involving all our employees across the world.

We would like to close by expressing our respect and admiration to all those who responded so generously to support this humanitarian initiative.

The Supervisory Board

Rob Zwartendijk (Chairman)
Hessel Lindenbergh
Barrie Spelling
Emiel van Veen
Per Wold-Olsen

Schiphol, 2 March 2005

Annual accounts 2004

Contents

Annual accounts

Consolidated profit and loss account 56
Consolidated balance sheet 57
Consolidated cash flow statement 58
Accounting policies 59
Notes to the consolidated accounts 64
1. Business segments 64
2. Geographical segments 66
3. Result divestment group companies 67
4. Exceptional items 67
5. Other operating proceeds 67
6. Personnel costs 67
7. Other operating costs 67
8. Financial income and expenses 67
9. Tax on result on ordinary activities 68
10. Earnings per share 68
11. Intangible fixed assets 68
12. Tangible fixed assets 69
13. Financial fixed assets 70
14. Deferred tax assets and liabilities 70
15. Stocks 71
16. Trade debtors 71
17. Other debtors 71
18. Cash and cash equivalents 71
19. Other creditors 71
20. Long-term loans 71
21. Provisions 73
22. Minority interests 73
23. Cash flow statement 73
24. Commitments and contingent liabilities 75
Statutory profit and loss account of Royal Numico N.V. 76
Statutory balance sheet of Royal Numico N.V. 77
Notes to the statutory accounts 78
Remuneration Supervisory Board 80
Remuneration Executive Board 80
Stock options and stock appreciation rights 82
Convertible personnel debenture loans and stock savings plan 85

Other information

Proposed appropriation of result 86
Subsequent events 86

Supplementary information on transition to IFRS 87
Changes in accounting policies 88
2004 Profit and loss account under IFRS 90
Balance Sheet 31 December 2004 under IFRS 91
2004 Equity reconciliation under IFRS 92

Auditors' report 93
Declaration of independence 93
Report of 'Stichting Continuïteit Numico' 93
Supervisory Board members 94
Executive Board members 94
Major subsidiaries 95
Organisation chart 96
Definitions 97
Share and shareholder data 98

Consolidated profit and loss account

€ million	2004	2003
Net sales[1,2]	**1,722**	3,151
Movement in stocks of finished and semi-finished products	**8**	(125)
Other operating proceeds[5]	**23**	59
Total proceeds	**1,753**	3,085
Expenses		
Raw material costs	**(494)**	(1,038)
Personnel costs[6]	**(389)**	(706)
Depreciation and impairment of tangible fixed assets	**(34)**	(95)
Amortisation and impairment of intangible fixed assets	**(3)**	(856)
Exceptional items[4]	**(19)**	(93)
Other operating costs[7]	**(499)**	(881)
Total operating expenses	**(1,438)**	(3,669)
Operating result[1,2]	**315**	(584)
Financial income and expenses[8]	**(52)**	(164)
Result on ordinary activities before taxation	**263**	(748)
Tax on result on ordinary activities[9]	**(111)**	363
Result divestment group companies[3]	**2**	(112)
Result on ordinary activities after taxation	**154**	(497)
Minority interests[22]	**(9)**	(7)
Net result	**145**	**(504)**

Earnings per share[10]

In €	2004	2003
Earnings per share	**0.87**	(3.03)
Fully diluted earnings per share	**0.82**	(3.03)

Consolidated balance sheet

(after proposed appropriation of result)

€ million	**31 December 2004**	31 December 2003
Fixed assets		
Intangible fixed assets[11]	**75**	23
Tangible fixed assets[12]	**291**	258
Financial fixed assets[13]	**26**	31
Deferred tax assets[14]	**389**	438
Current assets		
Stocks[15]	**168**	152
Trade debtors[16]	**213**	210
Other debtors[17]	**77**	95
Cash and cash equivalents[18]	**223**	409
Current liabilities		
Short-term loans	**1**	3
Trade creditors	**170**	142
Other creditors[19]	**231**	267
	402	412
Net current assets	**279**	454
Total	**1,060**	**1,204**
Long-term loans[20]	**1,209**	1,475
Deferred tax liabilities[14]	**57**	52
Provisions[21]	**105**	121
Minority interests[22]	**30**	25
Capital and reserves	**(341)**	(469)
Total	**1,060**	**1,204**

Consolidated cash flow statement

€ million	2004	2003
Net result	**145**	(504)
Adjustments to operational cash flow:		
Depreciation and impairment of tangible fixed assets[12]	**46**	127
Amortisation and impairment of intangible fixed assets[11]	**3**	856
Result divestments[3]	**(2)**	112
Movement provisions[23]	**(14)**	41
Movement long-term liabilities	**2**	(2)
Tax movements[23]	**69**	(430)
Net change in trade working capital[23]	**8**	122
Net change in non-trade working capital[23]	**(30)**	130
	82	956
Net cash flow from operating activities	**227**	**452**
Investments		
Proceeds of sale of tangible fixed assets	**2**	9
Capital expenditures tangible fixed assets[12]	**(89)**	(77)
Investments in intangible fixed assets	**(57)**	(1)
Net proceeds divestment group companies	**14**	845
Other	**7**	(32)
Net cash flow from investing activities	**(123)**	**744**
Financing		
Issued convertible bonds[23]	**1**	347
Repurchase of shares group companies	**–**	(1)
Repurchase/redemption of convertible bonds[23]	**(503)**	(238)
Redeemed loans[23]	**–**	(1,152)
Bank loan[20]	**230**	–
Minority interests	**7**	–
Net cash flow from financing activities	**(265)**	**(1,044)**
Exchange rate differences	**(23)**	17
Change in net cash position	**(184)**	169
Net cash position 1 January	**406**	237
Net cash position 31 December	**222**	**406**

The reconciliation of the net cash position at 31 December to the consolidated balance sheet is as follows:

	2004	2003
Cash and cash equivalents	**223**	409
Short-term loans	**(1)**	(3)
	222	**406**

Accounting policies

General

Introduction

The Annual Accounts are prepared in accordance with Title 9 Book 2 of the Netherlands Civil Code and accounting principles generally accepted in the Netherlands. The Annual Accounts are prepared in euro (€). Unless mentioned otherwise all amounts are in millions. The numbers in the chapter remuneration of the Supervisory Board, remuneration of the Executive Board, the stock options and stock appreciation rights and the convertible personnel debenture loans plus stock savings plan are the absolute numbers.

In the statutory accounts the valuation of assets and liabilities as well as the determination of results are on the same basis as in the consolidated accounts.

The statutory profit and loss account has been compiled in conformity with Article 402, Book 2 of the Netherlands Civil Code.

Going concern

The balance sheet as at 31 December 2004 shows a *negative shareholders'* equity of € 341 million.

The negative shareholders' equity of the company at year-end stems from 2003 and mainly results from impairments of intangible fixed assets, divestment of the supplements businesses and the appreciation of the euro against foreign currencies (primarily the US dollar). Management remains confident that it will be able to sufficiently strengthen shareholders' equity and return to positive equity in 2005, especially in the light of the agreement to acquire 100% of the share capital of Mellin S.p.A., partially through newly-issued shares. The negative shareholders' equity does not have an impact on the company's operations, access to funding or stock exchange listing.

Based on the cash flow generating capability of the company and the current finance structure, management is convinced that the company will continue as a going concern. Therefore the valuation principles for assets and liabilities applied, are consistent with the prior year and based on going concern.

Divestment of group companies

In 2004 the company divested a number of non-core businesses. The main divestments during 2004 include Nutricia Pty Ltd, *South Africa* (August), Nutricia Lyempf B.V., the Netherlands (August) and the activities of Bekina Lebensmittel GmbH, Germany (October).

Refer to the disclosure note 'Result divestment group companies' for further details.

Change in accounting principles

The accounting principles applied in 2004 have not changed compared to the prior year.

Principles of consolidation

Royal Numico N.V. and the subsidiaries with which it forms a group are fully consolidated in the consolidated balance sheet and profit and loss account.

Minority interests are shown as a separate category, apart from equity and liabilities in the balance sheet and the share of the profit attributable to minority interests is shown as a separate line in the profit and loss account.

Newly acquired companies are consolidated from the effective date of acquisition (date of gaining control), using the purchase method. Divested companies are consolidated up to the effective date of sale. Transactions between group companies are eliminated from the relevant lines of the profit and loss account. Balance sheet positions between group companies at year-end have been eliminated.

Joint ventures are not consolidated but recorded under financial fixed assets as Numico's share in the net equity value of the joint venture. The net equity value is based on Numico's accounting principles.

The names and locations of the major subsidiaries and associated companies are stated on page 95.

This list does not include the names of companies of which total assets are of relatively small significance in terms of article 414, paragraph 3, Book 2 of the Netherlands Civil Code.

Accounting policies

Foreign currency translation

Transactions in foreign currencies during the reporting period have been incorporated in the Annual Accounts at the rate of the settlement.

Monetary balance sheet amounts in foreign currencies have been translated at the official exchange rates prevailing at the end of the financial year. The amounts of the profit and loss account have been translated at average rates. The resulting exchange rate differences are credited or charged to the profit and loss account.

Assets and liabilities of foreign participating interests denominated in currencies other than the euro are translated at the rate of exchange prevailing at the balance sheet date; income and expense are translated at the average rates of exchange during the year. Any resulting exchange differences are directly added to or charged against shareholders' equity (currency translation reserve).

Accounting for derivatives and hedges

The company uses financial instruments for hedging activities. The instruments consist mainly of currency swaps, forward contracts and interest rate swaps.

Forward contracts for future cash flow transactions (cash flow hedges) are recorded off-balance until maturity date. As a consequence unrealised gains and losses on contracts, which have not matured, are kept off-balance.

The fair value of the forward contracts existing at balance sheet date is disclosed under 'Commitments and contingent liabilities'.

Currency swaps are recorded off-balance. The exchange result of swap contracts used for short-term funding is recorded in the profit and loss account (financial income and expense). The exchange results of swap contracts used as a hedge on foreign investments are included directly in shareholders' equity.

Interest rate swaps are recorded off-balance. The interest receivable or payable is posted as an accrual on the balance sheet.

The fair value of the interest rate swaps existing at balance sheet date is disclosed under 'Commitments and contingent liabilities'.

Exchange rates key currencies x € 1		**2004**		2003	
		Average	Year-end	Average	Year-end
GBP – pound sterling		**1.47**	**1.42**	1.43	1.42
USD – US dollar		**0.81**	**0.73**	0.84	0.80
BRL – Brazilian real		**0.28**	**0.28**	0.29	0.27
IDR – Indonesian rupiah	per 1,000	**0.09**	**0.08**	0.10	0.09

Determination of results

Net sales comprise the invoiced value for the sale of goods net of value added tax, rebates and discounts.

Net proceeds from the sale of goods are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Royalty income is allocated to the reporting period in accordance with the royalty agreement.

Exploitation grants are brought to the profit and loss account in the period in which the subsidised spending has taken place or proceeds have been missed.

Interest income and expenses are allocated to the periods to which they relate. Results from operations involving interest rate hedging instruments are also accounted for as interest.

Tax on result is calculated on the result shown in the financial statements by applying the applicable tax rates, taking into account any permanent and temporary differences, and unrealised tax losses.

Profits are accounted for in the year in which they are realised; losses are accrued in the year in which they are foreseen.

Valuation of assets and liabilities

Assets and liabilities are stated at face value, unless indicated otherwise in the relevant notes.

Intangible fixed assets
Intangible fixed assets are stated at purchase cost, less accumulated amortisation and any impairment. Acquired brands and goodwill are capitalised under intangible fixed assets and amortised over the estimated useful life with a maximum of 20 years. Goodwill is determined as the difference between the purchase price and the initial valuation using the equity method.

Costs for research, patents, and licences are not capitalised but expensed in the year in which these costs are incurred. Costs of product development are only capitalised when future economic net benefits are anticipated.

Intangible fixed assets are subject to an annual review for impairment. Impairment losses are recognised whenever the book value of an asset permanently exceeds its recoverable amount. The recoverable value is the highest of the realisable value and the present value. Impairment losses are recognised directly in the profit and loss account.

Tangible fixed assets
Tangible fixed assets are stated at purchase cost less the accumulated depreciation and if the actual recoverable amount is lower than the calculated book value, additional impairment is applied. The recoverable value is the highest of the realisable value and the present value.

Investment grants received for the purchase of assets are recorded as negative additions, thus lowering the net amount capitalised.

Depreciation is calculated using the straight-line method over the estimated useful life taking into account the residual value.

Tangible fixed assets under construction are not subject to depreciation. After completion of the project the asset will be reclassified to the appropriate fixed asset category. Depreciation starts from that date onwards.

Assets acquired under long-term financial lease contracts are capitalised and depreciated in accordance with the company's policy on tangible fixed assets. The associated obligations are included in long-term and short-term liabilities.

Book profits and losses arising on the sale or withdrawal of tangible fixed assets are included in depreciation.

Maintenance costs are brought directly to the profit and loss account and are allocated to the periods to which they relate.

Financial fixed assets
Investments in associated companies and joint ventures are accounted for using the equity method. Under this method the company's share in the profits or losses of associated companies is recognised in the profit and loss account and its share in associates' equity is recognised in reserves.

Long-term loans to associated companies and employees are valued at face value less a provision for credit risk if necessary.

Other interests and long-term investments are valued at cost price or lower market value. Dividends declared are reported in financial income and expenses.

Stocks
Raw materials and non-returnable packaging are valued using the FIFO (first in first out) at standard purchase price or at lower net realisable value.

The standard purchase price includes the purchase price of materials and other costs necessary to bring these materials to their present location and condition. These additional costs include transportation, insurance, trade discounts and other similar items.

Stocks of finished products and semi-finished products are valued at standard factory cost price or at lower net realisable value using FIFO method. The standard factory price contains the standard purchase price of materials and the direct and indirect manufacturing costs. Indirect manufacturing costs relate to costs of housing, technical services, logistics and manufacturing overhead.

Accounting policies

Trade and other debtors
Trade debtors and other debtors are valued at face value less a provision for doubtful accounts. Material net credit balances of debtors are recorded under other creditors.

Other debtors contain other receivables, prepayments and accruals. Trade and other debtors are short-term in nature (less than one year).

Cash and cash equivalents
Bank deposits and cash balances are carried at face value. Marketable securities are valued at cost or lower market value. Credit balances (bank overdrafts and loans) are recorded as short-term liabilities.

Trade and other creditors
Trade creditors and other creditors are valued at face value. Material debit balances of trade creditors are recorded under other debtors.

Other creditors contain other payables, short-term loans, accruals and deferred income. Trade and other creditors are short-term in nature (less than one year).

Long-term loans
Interest and non-interest bearing long-term liabilities are stated at face value. Interest expenses are charged to the reporting period to which they relate.

Deferred tax assets and liabilities
Deferred taxation relates to temporary differences, available tax loss carried forward and available tax credits. Deferred tax assets and deferred tax liabilities are computed at the nominal tax rates expected to be applicable at the time of realisation in the relevant countries. Deferred tax assets are capitalised to the extent that its realisation is probable through sufficient future taxable profits. Deferred tax assets and liabilities are stated at their nominal values.

Deferred tax assets and liabilities are offset where there is a legal right to offset current tax assets against current tax liabilities within the same fiscal authority and settlement is anticipated to take place in the same period.

Provisions for deferred taxation are not considered necessary and are therefore not recorded for withholding taxes, which would have to be paid if retained profits of subsidiaries outside the Netherlands would be transferred to the parent companies. As there is no intention to transfer more than the dividends, the related tax has already been included in the accounts.

Provision for pensions
Group companies have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. These schemes include defined benefit and defined contribution plans. The schemes are generally funded through payments to insurance companies. Unfunded defined benefit plans have their obligations on-balance, whereas externally funded defined benefit plans have off-balance pension assets and liabilities.

The liability in respect of unfunded defined benefit pension plans is the present value of the obligation at balance sheet date. The present value of the defined benefit obligation is determined based on local regulations using the estimated future cash outflows discounted at interest rates of government securities (mainly 5.5%) with terms to maturity approximating the terms of the related pension liability. The back service pension commitments are included under creditors and long-term liabilities for all defined benefit plans.

For defined contribution plans the company pays contribution to publicly or privately administered insurance companies. Contributions to such plans are charged to the profit and loss account as incurred. Once the contributions have been paid the company has no further obligations.

The largest companies within the group with material defined benefit plans are located in Germany, France, Indonesia and the UK. the Netherlands is the main country with a defined contribution plan.

Other provisions
Provisions are recognised when a present legal or constructive obligation exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made.

Obligations arising from restructuring plans are recognised when detailed formal plans have been established and communicated, and when there is a valid expectation that such plans will be carried out.

Leasing
Assets acquired under financial lease contracts are valued at the lower of fair value or discounted value of the minimum lease payments less accumulated depreciation. The obligations associated with financial lease contracts are included in the long- and short-term liabilities.

Segment reporting

The company's primary segment information is based on the segmentation by the Baby Food and Clinical Nutrition divisions. Non-allocated expenses are shown as a separate segment and contain corporate overhead and corporate project expenses.

The secondary segment reporting is based on geographical segmentation.

The 2003 comparative financials include the discontinued businesses.

Financial risk management

General

Financial risks are primarily managed by the company's treasury department under the supervision of the Chief Financial Officer. To properly manage risks a new treasury policy has been set. Please refer to page 40 of this Report.

Foreign exchange risk

Numico operates internationally and is exposed to foreign exchange risk primarily with respect to the Pound Sterling, Indonesian Rupiah, US Dollar, Polish Zloty and Brazilian Real.

In 2004, countries with these functional currencies represented 17.5% (UK), 8.0% (Indonesia), 3.7% (USA), 3.6% (Poland) and 1.4% (Brazil), of total net sales in continued businesses, respectively.

Entities in the company use forward contracts, transacted with corporate treasury, to hedge their exposure to foreign currency risk in connection with their base currency. Corporate treasury is responsible for hedging the net position externally by using currency borrowings, swaps and forwards.

Interest rate risk

Numico manages its interest rate risk exposure by fixing interest rates on long-term debt with interest rate swaps. In 2004 between 60%-70% of the interest expenses was fixed, which is in line with the company policy to have fixed rates for 50%-70% of the net debt portfolio.

Liquidity risk

Numico's positive cash flow has significantly improved the company's liquidity profile. Numico successfully refinanced the bank facility in December 2004 for the next five years on more favourable terms and conditions reflecting the company's solid financial position.

Notes to the consolidated accounts

1. Business segments

Profit and loss account 2004 € million	Baby Food	Clinical Nutrition	Discontinued businesses	Non-allocated	Total
Net sales	1,115	602	5	–	1,722
Internal deliveries	–	–	–	–	–
Total sales	**1,115**	**602**	**5**	**–**	**1,722**
Expenses	(885)	(423)	(7)	(36)	(1,351)
Depreciation and impairment	(20)	(8)	–	(6)	(34)
Segment result (before exceptional)	210	171	(2)	(42)	337
Exceptional items	(17)	(2)	–	–	(19)
Segment result (before amortisation)	193	169	(2)	(42)	318
Amortisation and impairment of intangible fixed assets	(1)	–	–	(2)	(3)
Operating result	**192**	**169**	**(2)**	**(44)**	**315**

Assets and liabilities 31 December 2004 € million	Baby Food	Clinical Nutrition	Discontinued businesses	Non-allocated	Total
Segment assets[1]	542	197	–	723	1,462
Segment liabilities[2]	211	73	1	1,518	1,803
Capital expenditures and investments					
– Intangible fixed assets	57	–	–	–	57
– Tangible fixed assets	58	12	19	–	89

[1] Segment assets consist primarily of intangible fixed assets, tangible fixed assets, stocks, trade debtors and other debtors.

[2] Segment liabilities consist primarily of provisions (exclusive deferred tax), trade creditors and other creditors.

Notes to the statutory accounts

Financial fixed assets

	2004	2003
Investment in group companies	–	–
Loans to group companies	**905**	1,354
	905	**1,354**

The movements in investment in group companies can be specified as follows:

	2004	2003
Net asset value at 1 January	**(228)**	422
Results of subsidiaries	**155**	(500)
Dividends paid	–	(12)
Exchange rate differences	**(17)**	(138)
Net asset value at 31 December	**(90)**	(228)
Transfer to provision	**90**	228
	–	–

A provision has been taken for the negative equity value of the investment in group companies where the company has the firm intention to enable these investments to settle their debts.

The movements in loans to group companies can be specified as follows:

	2004	2003
1 January	**1,354**	1,313
Reduction	**(1,354)**	–
Additions	**905**	–
Accrued interest	–	41
31 December	**905**	**1,354**

Other debtors

	2004	2003
Tax on result	**3**	3
Receivables from group companies	**1**	164
Prepaid expenses	**7**	7
	11	**174**

Short-term loans and other creditors

	2004	2003
Amounts owed to credit institutions	**178**	628
Other creditors and accruals	**20**	22
	198	**650**

Long-term loans

The amount under long-term liabilities of € 977 million relates to the convertible loan 2000 (€ 627 million), 2003 (€ 345 million), and the convertible personnel loans (€ 5 million). Refer to the note "Long-term loans" in the consolidated accounts.

Statutory balance sheet of Royal Numico N.V.

(after proposed appropriation of result)

€ million	**31 December 2004**	31 December 2003
Fixed assets		
Financial fixed assets	**905**	1,354
Current assets		
Other debtors	**11**	174
Cash and cash equivalents	**8**	353
Current liabilities		
Short-term loans	**(178)**	(628)
Other creditors	**(20)**	(22)
Net current liabilities	**(179)**	(123)
Total	**726**	**1,231**
Long-term liabilities	**977**	1,472
Provisions	**90**	228
Capital and reserves		
Share capital	**42**	42
Premium on shares	**1,027**	1,027
Currency translation reserve	**–**	–
Other reserves	**(1,410)**	(1,538)
	(341)	(469)
Total	**726**	**1,231**

Statutory profit and loss account of Royal Numico N.V.

€ million	**2004**	2003
Share in results of subsidiaries (after taxation)	**155**	(501)
Other income and expenses	**(11)**	(1)
Taxation	**1**	(2)
Net result	**145**	**(504)**

24. Commitments and contingent liabilities

Lease commitments

The total commitment for operating leases was € 77 million (2003: € 48 million), which contained GNC Real Estate guarantees of € 20 million and operating leases of € 57 million. Of the operating leases of € 57 million, € 16 million expires within 12 months and € 25 million between 1 and 5 years.

For the GNC Real Estate guarantees of € 20 million Numico is held harmless and indemnified pursuant to the terms of the acquisition agreement with Apollo.

The lease and rent expenditures in 2004 were € 28 million (2003: € 131 million).

Purchase commitments

The total commitment for purchase contracts was € 78 million (2003: € 129 million), of which € 70 million will expire within 12 months and € 8 million between 1 and 5 years. The contracts mainly relate to the purchase contracts of the central purchasing organisation (Numico Trading B.V.).

Capital commitments:

The capital commitments at the end of 2004 were € 5 million (2003: € 40 million), which expire within 12 months.

Financial instruments

On 31 December 2004, outstanding forward contracts totalled € 129 million mainly relating to selling Pounds Sterling. The outstanding forward contracts mature in 12 months or less. The outstanding forward contracts have a positive fair value of € 1 million.

On 31 December 2004 the fair value of the outstanding interest rate swap (July 2005 until October 2007) of € 400 million nominal had a fair value of € (18) million.

Claims and legal proceedings

The company is presently engaged in litigations relating to several claims involving third parties. Although ultimate liability cannot be determined at present, the company is currently of the opinion that the amount of any such liability from these proceedings will not have a material adverse effect on its financial position or results.

Adequate provisions have been taken for pending litigations where deemed necessary.

Residual liabilities from US disposals

The divested companies Rexall Sundown, Unicity and GNC sold products containing ephedra. Ephedra has been the subject of negative publicity in the USA, Japan and some other countries relating to alleged harmful effects. Numico is a defendant in a number of ephedra-related lawsuits. We stopped making such products in early 2003 and removed all related stock from the shelves by the end of June 2003. However, any future ephedra claims or litigation brought against the US companies may also be brought against Numico, as may any claims relating to pre-2003 sales. To cover this we have taken out an adequate occurrence-based insurance policy.

Notes to the consolidated accounts

For movements in the cash flow statement refer to the notes to the balance sheet. Movements with no clear reconciliation to the cash flow statement are explained as follows:

Cash flow from operating activities:

Amortisation and impairment of intangible fixed assets
In 2004, the amortisation and impairment of € 3 million comprised amortisation of € 2 million and an impairment of € 1 million primarily in respect of brands.

In 2003 the amortisation and impairment of € 856 million included an impairment charge of € 800 million for GNC and amortisation of € 56 million.

Movement provisions
The net change in provisions amounted to € (14) million. Furthermore provisions were impacted by an amount of € (2) million related to currency effects and to the divestment of discontinued business. This amounted to € (16) million.

Trade working capital

	2004	2003	Movement 2004
Stock	**168**	152	(16)
Trade debtors	**213**	210	(3)
Trade creditors	**(170)**	(142)	28
Total	**211**	**220**	**9**

The net change in trade working capital for the continued business amounted to € 8 million. Trade working capital was impacted by an amount of € 1 million related to the divestment of discontinued businesses and currency effects.

Non-trade working capital and tax on result

		2004	2003	Movement 2004
Other receivables	(Non-trade)	**69**	79	10
Tax receivables	(Tax)	**8**	16	8
Other receivables		**77**	95	18
Other payables	(Non-trade)	**(185)**	(228)	(43)
Tax payables	(Tax)	**(46)**	(39)	7
Other creditors		**(231)**	(267)	(36)
Non-trade working capital		**(116)**	(149)	(33)
Tax on result		**(38)**	(23)	15
Total		**(154)**	**(172)**	**(18)**

The net change in non-trade working capital for continued businesses amounted to € (30) million. Furthermore, the non-trade working capital was negatively influenced by € (1) million for divested companies and an amount of € (2) million representing currency effects. This amounted to € (33) million.

Tax on result

	2004	2003	Movement 2004
Tax receivable	**8**	16	8
Tax payable	**(46)**	(39)	7
	(38)	**(23)**	**15**

The tax on result in the cash flow statement amounted to € 69 million including € 14 million cash inflow and the total movement of € 54 million in the deferred tax position (non-cash item).

Besides the € 14 million, the tax on result was positively influenced by currency effects of € 1 million.

Cash flow from investment activities:

The net proceeds of € 14 million for the divested group companies consisted primarily of proceeds from the sale of Nutricia Lyempf B.V., the Netherlands, Nutricia Pty Ltd South Africa and ZAO Nutritek, Russia.

Cash flow from financing activities:

Repurchase and redemption of convertible bonds	**2004**	2003
Convertible bond 1999	**(501)**	(204)
Convertible bond 2000	**–**	(33)
Convertible personnel loan 1999	**(2)**	–
Convertible personnel loan 2000	**–**	(1)
Total	**(503)**	**(238)**

Issued convertible bonds	**2004**	2003
Convertible bond 2003	**–**	345
Convertible personnel bond	**1**	2
Total	**1**	**347**

Specification of convertible personnel debenture loans

Convertible personnel debenture loans	%	Issued	Conversion price (in €)	Conversion Period
2004	3.5	July 2004	25.86	July 2007 – June 2009
2003	3.5	July 2003	10.71	July 2006 – June 2008
2002	3.5	July 2002	25.73	July 2005 – June 2007
2001	3.5	July 2001	48.25	July 2004 – June 2006

The participating employees can convert their bonds at the conversion price into ordinary shares in the capital of Royal Numico N.V. In January 2002, employees were given the opportunity to opt for a reduced conversion price of € 32 for the convertible personnel debenture loan 2001.

21. Provisions

	2004	2003
Pension commitments	**58**	50
Restructuring	**26**	47
Other provisions	**21**	24
	105	121

The movements in pension commitments, restructuring and other provisions are specified as follows:

	Pension commitments	Restructuring	Other	Total
1 January 2004	50	47	24	121
Additions	8	6	5	19
Used during year	–	(27)	(8)	(35)
31 December 2004	**58**	**26**	**21**	**105**

Short-term part

Anticipated to be used within one year:	
– Restructuring	€ 23 million
– Other	€ 3 million

Pension commitments

The provision for pension commitments relates primarily to the defined benefit plans of France and Germany and is long-term in nature.

Restructuring

The provision for restructuring relates to the optimisation of European Baby Food supply points (€ 19 million) and other restructuring (€ 7 million).

Other

Other provisions include provisions for stock returns and guarantees given to third parties.

22. Minority interests

	2004	2003
1 January	**25**	25
Acquisitions/(Disposals)	**2**	(3)
Share of net result of subsidiaries	**9**	7
Dividend paid	**(4)**	–
Exchange rate differences	**(2)**	(4)
31 December	**30**	**25**

Specification of minority interests (in %)	Country	**2004**	2003
Nutricia Bago	Argentina	**49.0**	49.0
PT Sari Husada	Indonesia	**20.5**	18.8
PT Sugizindo	Indonesia	**20.5**	18.8
OAO Istra Nutricia	Russia	**1.1**	2.0
Nutricia Russia LLC	Russia	**0.3**	0.6
Nutricia Polska Sp.	Poland	**50.1**	50.1
Nutricia Krotoszyn Sp.	Poland	**50.0**	50.0
Nutricia Poland B.V.	The Netherlands	**50.0**	50.0

23. Cash flow statement

The cash flow statement has been prepared applying the indirect method. The amount of cash and cash equivalents comprise the balance sheet items 'cash and cash equivalents' of € 223 million (2003: € 409 million) and 'bank overdrafts' of € 1 million (2003: € 3 million).

Cash flows in foreign currencies have been translated at estimated average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest, dividends received and taxation on results are included in the cash flow from operating activities. The net proceeds from divestments of group companies have been included in the cash flow from investment activities.

Notes to the consolidated accounts

The maturity of convertible debenture loans and other long-term liabilities is as follows:

Maturity of long-term loans	2004
2005	629
2006	1
2007	1
2008	2
2009	231
2010	345
	1,209

The long-term liabilities decreased by € 266 million. The movement is as follows:

	Bank loan	Convertible debenture loans	Accrued premium	Other loans	Total
1 January 2004	-	1,421	51	3	1,475
Increase	270	1	7	-	278
Redemption	(40)	(445)	(58)	(1)	(544)
31 December 2004	**230**	**977**	**-**	**2**	**1,209**

In 2004, the effective interest rate for the bank loan was 3.2% and 3.9% for the convertibles.

Specification of bank loans

Bank loan

This concerns a committed unsecured revolving multi-currency credit facility in an aggregate amount of € 1,000 million. The duration of the loan facility is from 3 December 2004 until 3 December 2009.

The interest margin, which is linked to a leverage ratio grid, varies from 0.6% to 0.3% over Euribor.

The new facility will be used for general purposes. The company owns an interest rate swap (July 2005 until October 2007) of € 400 million for fixing the future interest payments. The company pays a fixed interest rate and receives floating interest rate in relation to Euribor.

At 31 December 2004 an amount of € 230 million was drawn under this facility.

Financial covenants

The covenants of the new revolving credit facility are related to the total net debt compared to EBITDA and EBITDA compared to the net interest expenses. EBITDA and net interest expenses are calculated on the basis of a 12-month rolling average and exclude the contribution of all divested businesses. The company is operating comfortably within these covenants.

Specification of convertible loans

Convertible subordinated bonds 2003

This concerns the 3.0% *unsecured subordinated* loan originally amounting to € 345 million divided into bearer bonds of € 1,000 each, issued in July 2003 and which will mature on 11 July 2010.

The loan is convertible into ordinary shares of Royal Numico N.V. at a conversion price of € 21.50 per ordinary share.

After 25 July 2008 Royal Numico N.V. is allowed to redeem the convertible bond if the quotation of the shares has been at least 150% of the prevailing conversion price during 30 consecutive days.

The loan will be subordinated in right of payment to the claims of the holders of unsecured and un-subordinated payment obligations of the company except for the holders of other subordinated loans. This relates to all existing or future liabilities.

Convertible subordinated bonds 2000

This concerns the 4.25% unsecured subordinated convertible loan originally amounting to € 690 million divided into bearer bonds of € 1,000 each, issued in June 2000. The loan is convertible into ordinary shares of Royal Numico N.V. The conversion price amounts to € 57.785 per ordinary share of € 0.25 par value. The loan is redeemable at 100% on 26 June 2005.

After 26 June 2003 Royal Numico N.V. is allowed to redeem the convertible loan if the quotation of the shares has been at least 130% of the prevailing conversion price during 30 consecutive days. The loan is subordinated to all existing or future liabilities of Royal Numico N.V. except for existing or future loans of a similar nature of this loan as to subordination.

Recovery after one year
Of the above-mentioned deferred tax assets and liabilities, the following amounts are expected to be recovered after more than one year:

Deferred tax assets: € 343 million.
Deferred tax liabilities: € 54 million.

Valuation of loss carry forward
All of these tax losses of € 1,212 million can be carried forward indefinitely. Additionally, for tax losses amounting to € 47 million, a 100% valuation allowance has been applied.

Breakdown per country of tax losses with valuation allowance	**Tax losses 2004**
China	**32**
Argentina	**4**
Portugal	**3**
Hong Kong	**3**
New Zealand	**2**
Italy	**2**
Poland	**1**
	47

15. Stocks

	2004	2003
Raw materials	**32**	29
Non-returnable packaging	**10**	10
Semi finished products	**11**	17
Finished products	**120**	104
Provisions on stock	**(5)**	(8)
	168	**152**

16. Trade debtors

Trade debtors in 2004 amounted to € 213 million (2003: € 210 million). The 2004 provision for doubtful accounts amounted to € 12 million (2003: € 13 million).

17. Other debtors

	2004	2003
Due from associated companies	**7**	7
Other receivables	**46**	54
Prepaid expenses	**24**	34
	77	**95**

18. Cash and cash equivalents

	2004	2003
Cash at bank and in hand	**110**	108
Deposits	**113**	301
	223	**409**

Cash at bank and in hand is readily and freely available for use. In a large number of countries compensating balance and interest arrangements have been made with banks.

The deposits are readily and freely available with an average roll-over term of one week.

19. Other creditors

	2004	2003
Taxes and social premiums	**64**	62
Wages and salaries	**40**	43
Other creditors	**16**	17
Accrued expenses	**111**	145
	231	**267**

Specification of taxes and social premiums	**2004**	2003
Tax on result	**46**	39
Other	**18**	23
	64	**62**

20. Long-term loans

	2004	2003
Bank loans	**230**	–
Convertible debenture loan 2003	**345**	345
Convertible debenture loan 2000	**627**	627
Convertible debenture loan 1999	**–**	494
Convertible personnel debenture loans	**5**	6
Other long-term liabilities	**2**	3
	1,209	**1,475**

In July 2004 the company issued a subordinated convertible personnel debenture of € 1 million. Furthermore, a convertible personnel debenture loan was repaid for a total of € 2 million.

Following a partial buy-back in March 2004, the remaining balance of the 1999 convertible bond was repaid in September 2004.

The convertibles and the new bank credit facility are unsecured long-term liabilities. The outstanding long-term loans are denominated in euro.

Notes to the consolidated accounts

13. Financial fixed assets

	Associated companies investments	Loans	Other loans	Total
Balance 1 January 2004	5	11	15	31
Additions	–	–	2	2
Disposals/Redemption	–	(3)	(5)	(8)
Result current year	3	–	–	3
Dividend	(1)	–	–	(1)
Reclassification	–	1	(1)	–
Exchange rate differences	(1)	–	–	(1)
Balance 31 December 2004	**6**	**9**	**11**	**26**

14. Deferred tax assets and liabilities

	2004	2003
Deferred tax assets	**389**	438
Deferred tax liabilities	**(57)**	(52)
	332	**386**

Liquidation of Numico USA, Inc

In 2003, the company completed the sale of GNC and Rexall Sundown to Apollo Management, LP and NBTY, Inc respectively and it realised the management buy-out of Unicity Network. Following the completion of GNC's sale, Numico USA, Inc. and all of its direct and indirect subsidiaries were liquidated.

In the Netherlands, losses realised upon the liquidation of a subsidiary are deductible for corporate income tax purposes, provided that certain conditions are met.

These losses are calculated as the difference between the fiscal cost-basis and liquidation proceeds for tax purposes.

The company's legal structure in the USA, prior to the sale of its respective subsidiaries and the subsequent liquidation of Numico USA Inc. satisfied the requirements that enabled us to recognise a liquidation loss.

In conjunction with external professional tax advice that Numico has sought on this specific matter, the company is of the opinion that a liquidation loss of € 1.2 billion can be recognised.

The Dutch tax authorities did not provide a clearance of the realisation of the liquidation loss prior to the 2003 tax filing. It may take a number of years before the tax authorities have approved the final tax filing. If the tax authorities do not accept the deductibility of the liquidation loss this may result in an impairment of the deferred tax asset.

The company will annually re-assess the valuation of this asset.

Measurement and recognition deferred tax asset

To assess the value that can be attributed to the loss realised upon the liquidation of Numico USA, Inc., the company has made projections of the estimated Dutch taxable results from 2005 to 2013. These projections are derived from the strategic plan 2005 through 2007.

Effectively as per 1 July 2004, a substantial part of the European business operations have been transferred to the Netherlands. The centralisation of these operations in the Netherlands will have a significant positive impact on the Dutch taxable results starting as per 2005. The impact on the Dutch taxable result for 2004 is limited as a consequence of the start-up costs of the centralisation during 2004.

The company is confident that the calculations of the liquidation loss and the period in which realisation is anticipated, form a sound basis for an undiscounted full valuation of the liquidation loss.

At year-end 2004 the deferred tax asset amounted to € 389 million. Included in this amount is a reduction of € 50 million following the announced decrease in Dutch corporate income tax rates from 34.5% in 2004 to 31.5% in 2005, from 31.5% to 30.5% in 2006 and to 30.0% in 2007.

The following net amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

Movement deferred tax	Deferred tax assets	Deferred tax liabilities
Balance 1 January 2004	438	52
Credited/charged to income statement	2	6
Transfer to current tax position	(5)	(1)
Movement in tax rates	(47)	–
Exchange rate differences	1	–
Balance 31 December 2004	**389**	**57**

Deferred tax by type	Deferred tax assets	Deferred tax liabilities
Inventories	5	1
Fixed assets	8	6
Tax losses	367	–
Provisions	4	(1)
Other	5	51
	389	**57**

Breakdown of deferred tax assets from tax losses	Tax %	Tax losses	Deferred tax asset
The Netherlands	30.0-31.5	1,168	353
Nutricia Germany	33.6	19	6
Milupa Spain	35.0	22	8
Other		3	–
		1,212	**367**

12. Tangible fixed assets

	Land and buildings	Plant and machinery	Other equipment	Assets under construction and on order	Total
1 January 2004:					
Purchase cost	272	310	122	12	716
Accumulated depreciation	(142)	(229)	(87)	–	(458)
Book value (A)	**130**	**81**	**35**	**12**	**258**
Movements in book value:					
Capital expenditures	13	8	16	52	89
Reclassifications	8	6	5	(19)	–
Disposals	(1)	(5)	(1)	–	(7)
Impairment[5]	(2)	(4)	–	(4)	(10)
Depreciation	(7)	(15)	(14)	–	(36)
Exchange rate differences	(1)	(2)	(2)	2	(3)
Total movements (B)	**10**	**(12)**	**4**	**31**	**33**
31 December 2004:					
Purchase cost	260	280	128	47	715
Accumulated depreciation	(120)	(211)	(89)	(4)	(424)
Book value (A+B)	**140**	**69**	**39**	**43**	**291**
Depreciation %	0-10	6-20	10-33⅓	0	

[5] The € 10 million impairment relates to the company's decision to stop production of baby food in China following a strategic reorientation of activities in this market.

Notes to the consolidated accounts

9. Tax on result on ordinary activities

Tax on result on ordinary activities in 2004 was € (111) million (2003: € 363 million).

The overall tax burden in the profit and loss account (based on profit before tax plus amortisation of intangible fixed assets) and excluding the impact of the movement in the deferred tax asset was 29.0% (2003: 40.9%), whereas a rate between 30% and 38% is applicable in most of the territories in which the company operates. The Dutch income tax rate will decrease from 34.5% in 2004 to 31.5% in 2005, to 30.5% in 2006 and to 30.0% in 2007. The effect of this reduction has been taken into account in the valuation of the deferred tax asset.

An overview of the reconciliation between the Dutch nominal tax rate and the effective tax rate, as included in the Annual Accounts for the year 2004 and 2003 is as follows:

In %	**2004**	2003
Nominal Dutch tax rate	**34.5**	34.5
Permanent differences – non deductible expenses/non-taxable income[1]	**3.5**	20.9
US refunds[2]	**–**	(29.0)
Differences in tax rate foreign entities	**(11.0)**	(2.0)
Movement tax provision/valuation allowance[3]	**0.3**	16.7
Non-recoverable tax on inter-company dividends	**1.4**	2.4
Adjustment previous years	**0.3**	(2.6)
	29.0	40.9
Movement tax provision	**(6.1)**	–
Movement tax rate the Netherlands[4]	**19.0**	–
Tax loss carry forward (DTA)	**–**	(378.4)
Effective tax rate (total)	**41.9**	**(337.5)**

[1] Permanent differences mainly relate to costs and interests expenses in the Netherlands and certain costs in the USA that cannot be deducted for income tax purposes as well as non-taxable income.

[2] The US refunds relate to tax benefits that have arisen as a result of capital losses in the USA that could be offset against income taxes paid in the past.

[3] The movement in the valuation allowance for deferred taxes mainly relates to the portion of the deferred tax asset that existed as part of the interest limitation rules in the USA. As a result of the disposal of the US businesses, Numico no longer has the possibility to recoup this deferred tax asset.

[4] Represents the effect of the reduction in the Dutch income tax rate from 34.5% in 2004 to 30.0% in 2007.

10. Earnings per share

	2004	2003
Net result (€ million)	**145**	(504)
Weighted average number of shares (in million)	**166.30**	166.16
Earnings per share	**0.87**	(3.03)
Fully diluted earnings per share	**0.82**	**(3.03)**

The diluted earnings per share are calculated assuming conversion of all dilutive ordinary shares.

11. Intangible fixed assets

1 January 2004:	Goodwill	Brands	Total
Purchase cost	19	12	31
Accumulated amortisation	(5)	(3)	(8)
Book value	**14**	**9**	**23**
Movements in book value:			
Additions	–	57	57
Amortisation	(2)	–	(2)
Impairment	–	(1)	(1)
Exchange rate differences	(2)	–	(2)
Total movements	**(4)**	**56**	**52**
31 December 2004:			
Purchase cost	19	69	88
Accumulated amortisation	(9)	(4)	(13)
Book value	**10**	**65**	**75**
Amortisation %	**5**	**5**	**5**

The addition in brands relates to the acquisition of Tutteli and Muksu (Finland) on 7 September 2004. These brands will be amortised using the straight-line method over the estimated useful life of 20 years.

The remaining average estimated useful life of goodwill and brands is 15 and 19 years, respectively.

3. Result divestment group companies

The result of the divested group companies is included in the consolidated profit and loss account up to the effective date of sale.

The positive result on divestment of € 2 million in 2004 consisted primarily of the result on the sale of Nutricia Lyempf B.V., the Netherlands.

In 2003 the result divestment amounting to € (112) million mainly included the results on the sale of Rexall Sundown of € (91) million.

4. Exceptional items

The exceptional item of € (19) million in 2004 includes € (2) million in respect of the restructuring of the Clinical Nutrition business. The company will stop its Baby Food production in China as part of the strategic reorientation of the Chinese Baby Food activities, which resulted in an exceptional item of € (17) million. This consists of a € (10) million impairment of the tangible fixed assets and € (7) million in additional exit costs.

In 2003, the exceptional item of € (93) million included restructuring costs of € (79) million, claim provisions of € (25) million and vitamin claim proceeds of € 11 million from GNC. The restructuring costs of € (79) million include € (71) million for optimising the European manufacturing platform of the Baby Food division, consisting of € (39) million of restructuring expenses, and an impairment of tangible fixed assets of € (32) million. The remaining € (8) million was related to corporate restructuring expenses.

The claim provision of € (25) million related to provisions that were taken against stock and sales returns for supplement products in the USA.

5. Other operating proceeds

	2004	2003
Costs invoiced to third parties	**14**	16
Royalties and commissions	**1**	33
Other	**8**	10
	23	**59**

6. Personnel costs

	2004	2003
Wages and salaries	**(293)**	(552)
Pensions	**(23)**	(29)
Social security costs	**(43)**	(74)
Other personnel costs	**(30)**	(51)
	(389)	**(706)**

7. Other operating costs

	2004	2003
Advertising and promotion costs	**(174)**	(246)
General and administrative costs	**(325)**	(635)
	(499)	**(881)**

Total research and development costs in 2004 amounted to € 33 million representing 2% of annual net sales (2003: € 32 million and 1% respectively).

8. Financial income and expenses

	2004	2003
Interest expenses		
– bank loans	**(6)**	(48)
– convertible loans	**(48)**	(35)
– other interest expenses	**(15)**	(28)
	(69)	(111)
Interest income	**17**	32
Net interest result	**(52)**	(79)
Result associated companies	**4**	2
Foreign exchange result	**2**	(15)
Other financial income and expenses	**(6)**	(72)
	(52)	**(164)**

The 2004 interest expenses on the convertible loans of € (48) million include € (7) million with respect to the 13.54% premium increase on the 1999 convertible bond accrued during the year.

Other financial income and expense of € (6) million included the costs of refinancing of € (3) million and the € (1) million net loss on the buy back of the 1999 convertible bond in 2004.

Notes to the consolidated accounts

2. Geographical segments

Net Sales € million	Total Net Sales		Baby Food		Clinical Nutrition		Discontinued Businesses	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Northern Europe	**556**	561	**293**	273	**263**	226	**–**	62
Central Europe	**244**	244	**132**	124	**107**	98	**5**	22
Southern Europe	**360**	346	**224**	223	**136**	119	**–**	4
Total Western Europe	**1,160**	1,151	**649**	620	**506**	443	**5**	88
Eastern Europe	**257**	223	**231**	200	**26**	23	**–**	–
North America	**32**	1,466	**–**	–	**32**	32	**–**	1,434
Asia, Africa and America	**273**	311	**235**	238	**38**	44	**–**	29
Total Rest of the world	**562**	2,000	**466**	438	**96**	99	**–**	1,463
	1,722	**3,151**	**1,115**	**1,058**	**602**	**542**	**5**	**1,551**

Total assets € million	**2004**	2003
Northern Europe	**375**	276
Central Europe	**88**	135
Southern Europe	**96**	89
Total Western Europe	**559**	500
Eastern Europe	**137**	72
North America	**6**	5
Asia, Africa and America	**114**	145
Total Rest of the world	**257**	222
Unallocated	**646**	894
	1,462	**1,616**

Capital expenditure and investments € million	**2004**	2003
Northern Europe	**97**	27
Central Europe	**3**	4
Southern Europe	**6**	3
Total Western Europe	**106**	34
Eastern Europe	**36**	4
North America	**–**	34
Asia, Africa and America	**4**	7
Total Rest of the world	**40**	45
	146	**79**

Number of employees (in FTEs)	Average number of employees		Year-end number of employees	
	2004	2003	**2004**	2003
Northern Europe	**2,638**	3,087	**2,635**	2,630
Central Europe	**1,205**	1,452	**1,173**	1,391
Southern Europe	**913**	1,030	**909**	1,021
Total Western Europe	**4,756**	5,569	**4,717**	5,042
Eastern Europe	**2,135**	1,917	**2,256**	1,955
North America	**54**	14,535	**54**	45
Asia, Africa and America	**3,956**	4,189	**4,202**	3,847
Total Rest of the world	**6,145**	20,641	**6,512**	5,847
	10,901	**26,210**	**11,229**	**10,889**

The total average number of employees outside the Netherlands is 9,855 (2003: 25,080).

Profit and loss account 2003 € million	Baby Food	Clinical Nutrition	Discontinued businesses	Non-allocated	Eliminations	Total
Net sales	1,058	542	1,551	–	–	3,151
Internal deliveries	5	29	–	–	(34)	–
Total sales	**1,063**	**571**	**1,551**	**–**	**(34)**	**3,151**
Expenses	(853)	(408)	(1,428)	(36)	34	(2,691)
Depreciation and impairment	(26)	(8)	(58)	(3)	–	(95)
Segment result (before exceptional)	184	155	65	(39)	–	365
Exceptional items	(71)	–	(14)	(8)	–	(93)
Segment result (before amortisation)	113	155	51	(47)	–	272
Amortisation and impairment of intangible fixed assets	(1)	(2)	(853)	–	–	(856)
Operating result	**112**	**153**	**(802)**	**(47)**	**–**	**(584)**

Assets and liabilities 31 December 2003 € million	Baby Food	Clinical Nutrition	Discontinued businesses	Non-allocated	Eliminations	Total
Segment assets[3]	451	182	–	983	–	1,616
Segment liabilities[4]	236	78	–	1,771	–	2,085
Capital expenditures						
- Intangible fixed assets	–	–	2	–	–	2
- Tangible fixed assets	21	8	33	15	–	77

[3] Segment assets consist primarily of intangible fixed assets, tangible fixed assets, stocks, trade debtors and other debtors.

[4] Segment liabilities consist primarily of provisions (exclusive deferred tax), trade creditors and other creditors.

Capital and reserves

	2004					2003
	Ordinary shares	Premium on shares	Currency translation reserve	Other reserves	Total	Total
1 January	**42**	**1,027**	**–**	**(1,538)**	**(469)**	173
Transfer	**–**	**–**	**15**	**(15)**	**–**	–
Repurchase of shares subsidiaries	**–**	**–**	**–**	**(2)**	**(2)**	(1)
Retained earnings	**–**	**–**	**–**	**145**	**145**	(504)
Exchange rate differences	**–**	**–**	**(15)**	**–**	**(15)**	(137)
	–	**–**	**–**	**128**	**128**	(642)
31 December	**42**	**1,027**	**–**	**(1,410)**	**(341)**	**(469)**

Number of issued shares

	Ordinary shares	Total shares
1 January 2004	**166,215,027**	**166,215,027**
Issue of share capital		
– share options	**117,613**	**117,613**
Number of issued shares 31 December 2004	**166,332,640**	**166,332,640**

Cumulative preference shares
Royal Numico N.V. has given the foundation 'Stichting Continuïteit Numico' the right to obtain cumulative preference shares in the capital of Numico to a maximum of 99.9 % of the share capital then issued; at year-end 2004 no preference shares had been issued.

Ordinary shares
After full conversion of the balance of the convertible debenture loans and full exercise of the current outstanding share options, the number of ordinary shares will rise to 203,415,714 an increase of 22.3 % above the number of shares at year-end 2004.

The issue of 117,613 shares related primarily to the exercise of stock appreciation rights (SARs).

Premium on shares
The premium is for an amount of € 1,022 million exempt from income tax in the Netherlands, when distributed in shares.

Currency translation reserve
The currency translation reserve comprises of exchange rate differences on foreign equity and results. The reserve is non-distributable.

The transfer of € 15 million exchange rate differences from the currency translation reserve to other reserves complies with the accounting guidelines, and not to present negative values in legal reserves.

Other reserves
These reserves include the retained profit after deduction of losses incurred.

The repurchase of shares of subsidiaries is related primarily to the 4,808,400 Sari Husada shares purchased from minority shareholders. The shares were subsequently revoked and the differences of € 1 million between the price paid and the nominal value is charged to other reserves.

Dividend
The company did not pay a dividend in 2004 as a result of its negative equity.

Guarantee commitments

Besides the liability statements issued within the framework of Article 403, Book 2 of the Netherlands Civil Code regarding all domestic subsidiaries (except Nutricia Poland B.V.), Royal Numico N.V. has entered into guarantee agreements with a number of banks, amongst others concerning credit facilities for subsidiaries mainly outside the Netherlands, for a total amount of € 183 million.

In addition, the company is severally liable in relation to the Germany joint venture HTMa GmbH (formerly 2. H.S.C. GmbH).

Fiscal unity

The company forms a fiscal unity with the Dutch entities (except Nutricia Poland B.V.) for corporation tax purposes. In accordance with the standard conditions the company and the subsidiary that is part of the fiscal entity are severally liable for taxation payable by the entity.

Remuneration Supervisory Board

In 2004, the remuneration of the current members of the Supervisory Board amounted to € 181,196. (2003: € 175,633). The remuneration of the individual members of the Supervisory Board is set out in the table below:

Amounts in €	Remuneration	Committee fee	Fixed expense allowance	Total remuneration
Compensation Supervisory Board				
Rob Zwartendijk, chairman	40,840	4,538	1,135	46,513
Emiel van Veen	34,033	1,554[1]	1,135	36,722
Hessel Lindenbergh	34,033	2,984[2]	1,135	38,152
Per Wold-Olsen	34,033	–	1,135	35,168
Barrie Spelling[3]	22,378	1,517[4]	746	24,641
Total Supervisory Board members	**165,317**	**10,593**	**5,286**	**181,196**
Cor Brakel[5]	11,780	–	392	12,172
Joost Ruitenberg[5]	11,780	–	392	12,172
Total former Supervisory Board members	**23,560**	**–**	**784**	**24,344**
Total	**188,877**	**10,593**	**6,070**	**205,540**

[1] Resigned as chairman of the audit committee on 6 May 2004. [2] Appointed as chairman of the audit committee on 6 May 2004. [3] Appointed as member of the Supervisory Board on 6 May 2004.
[4] Appointed as chairman of the remuneration committee on 1 September 2004. [5] Resigned as member of the Supervisory Board on 6 May 2004.

The basic remuneration for Supervisory Board members is € 34,033 per year and for the chairman € 40,840 per year. The chairman of a committee receives an additional € 4,538 per year. The fixed annual expense allowance is € 1,135 per annum. The Annual General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. Supervisory Board members of the company do not receive any performance- or equity-related compensation and do not accrue any pension rights with the company. No stock options or shares are granted to members of the Supervisory Board. The stock options held in 2004 by Emiel van Veen, granted while he was still serving in his capacity of Chief Financial Officer of the Company's Executive Board, were forfeited during 2004.

Remuneration Executive Board

As per 31 December 2004, the Executive Board consisted of six members. The tables below summarise their base salaries, bonuses and total cash compensation.

Base salary

	Base salary 2003	**Actual salary 2004**	Base salary 2004	Change in base salary 2003-04	Agreed base salary 2005	Change in base salary 2004-05
Executive Board members						
Jan Bennink	1,000,000	**1,000,000**	1,000,000	0%	1,000,000	0%
Niraj Mehra	650,000	**650,000**	650,000	0%	650,000	0%
Chris Britton	475,000	**491,666**	500,000	5%	500,000	0%
Jean-Marc Huët	650,000	**650,000**	650,000	0%	650,000	0%
Rudy Mareel	400,000	**466,666**	500,000	25%	500,000	0%
Ajai Puri	575,000	**575,000**	575,000	0%	575,000	0%

Bonus and total cash compensation

	Actual bonus 2003	Bonus 2003 annualised[1]	**Actual bonus 2004**	Difference in bonus (%)	Actual total cash 2003	Total cash 2003 annualised[1]	**Actual total cash 2004**	Change in total cash (%)
Executive Board members								
Jan Bennink	1,306,667	1,306,667	**1,160,400**	(11)%	2,240,000	2,240,000	**2,160,400**	(4)%
Niraj Mehra	650,000	650,000	**426,400**	(34)%	1,300,000	1,300,000	**1,076,400**	(17)%
Chris Britton	380,990	415,625	**283,200**	(32)%	816,407	890,625	**774,866**	(13)%
Jean-Marc Huët	514,583	650,000	**465,400**	(28)%	934,857	1,300,000	**1,115,400**	(14)%
Rudy Mareel	253,333	380,000	**310,800**	(18)%	511,963	780,000	**777,466**	0%
Ajai Puri	318,646	546,250	**339,825**	(38)%	654,063	1,121,250	**914,825**	(18)%

[1] Chris Britton, Jean-Marc Huët, Rudy Mareel and Ajai Puri had different starting dates in 2003, and annualised figures assume a full year of employment.

Remuneration Executive Board *continued*

Notes to 2004 bonus

The bonus scheme applicable to the current Executive Board members is based on quantitative targets, EBITA, sales and free cash flow (70%) and individual qualitative targets (30%). If preset targets are achieved the target bonus percentage for Jan Bennink is 100% of base salary and the maximum is 140%. For the other Executive Board members (Niraj Mehra, Chris Britton, Jean-Marc Huët, Rudy Mareel and Ajai Puri) the target bonus percentage is 50% and the maximum is 100%.

Other remuneration

The table below summarises the 2004 allowances and pension contributions of the individual Executive Board members.

As per 31 December 2004

Executive Board members	Allowances and benefits in kind	Pension contributions
Jan Bennink	112,068	126,026
Niraj Mehra	87,658	129,931
Chris Britton	85,288	55,550
Jean-Marc Huët	223,352	75,745
Rudy Mareel	180,505	53,869
Ajai Puri	183,400	217,577

Notes to allowances and benefits in kind

Costs for social security premiums and the employer contribution to health care costs are included. For some Executive Board members, costs related to housing, school fees, fixed annual cost allowances, costs for (international) moving of personal goods, the lease price of a company car and private home travel are also included.

Notes to pension contributions

The Executive Board members participate in the Dutch pension plan ('Maraton'). The Maraton pension scheme is administered by a pension fund that is independent from the company. The name of the pension fund is Stichting Pensioenfonds Nutricia Maraton.

The retirement age for members of the Executive Board is set at 60. This pension scheme is a defined contribution plan and is modular based.

Module A provides for old age pension and dependant's pension. Premiums are 13.5% of pension base and are fully borne by the company. As the retirement age is different from the date of commencement of the state pension (65) the pension scheme provides for a bridging payment in Module B. Premiums are 26.5% of salary and are fully borne by the company. Module C provides for pension after disability and module D provides for voluntary contributions to the pension fund by the Executive Board members.

Within the regulations of the Maraton pension scheme a participant can opt to choose for minimum participation (to cover premiums for entitlement to a pension in the event of ill health or disability and a spouse/dependant's pension on death) and have the contribution that is calculated on the surplus paid out in cash instead of to the pension fund. This payment is subject to wage tax and social premiums. All current Executive Board members have opted for this possibility.

It is expected that in the course of 2005 changes to the Maraton pension scheme will be proposed effective 1 January 2006 to comply with changes in the Dutch pension law, which are due as from such date.

Former Executive Board members

The employment contract of former Executive Board member Albert Eenink continued until 24 May 2004. In 2004 he received € 223,061 in base salary and € 505,823 in pension contributions, and will receive a bonus payment of € 99,000. Former Executive Board member Peter van Wel fully repaid his outstanding loan to the company in 2004. No further loans are outstanding. An amount of € 545,000 was also paid to Peter van Wel as severance.

Stock options and stock appreciation rights

The table below summarises the status of the number of outstanding options granted to the Executive Board members:

	Number of options					Amounts in €	
	Outstanding 1 January 2004	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2004	Exercise price	Expiry date
Executive Board members							
Jan Bennink	312,623				312,623	25.73	01-06-2007
	300,000				300,000	10.71	31-05-2011
		300,000			300,000	25.86	31-05-2012
Niraj Mehra	100,000				100,000	11.34	01-10-2007
	100,000				100,000	10.71	31-05-2011
		100,000			100,000	25.86	31-05-2012
Chris Britton	50,000				50,000	10.71	01-02-2008
	100,000				100,000	10.71	31-05-2011
		100,000			100,000	25.86	31-05-2012
Jean-Marc Huët	100,000				100,000	6.30	01-05-2008
	100,000				100,000	10.71	31-05-2011
		100,000			100,000	25.86	31-05-2012
Rudy Mareel	50,000				50,000	9.97	01-05-2008
	100,000				100,000	10.71	31-05-2011
		100,000			100,000	25.86	31-05-2012
Ajai Puri	100,000				100,000	10.82	01-06-2008
	100,000				100,000	10.71	31-05-2011
		100,000			100,000	25.86	31-05-2012
Total Executive Board members	**1,512,623**	**800,000**			**2,312,623**		

The table below summarises the status of the number of outstanding performance shares granted to the Executive Board members:

	Number of performance shares					
	Outstanding 1 January 2004	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2004	Vesting date[1]
Executive Board members						
Jan Bennink		200,000			200,000	01-06-2007
Niraj Mehra		33,000			33,000	01-06-2007
Chris Britton		33,000			33,000	01-06-2007
Jean-Marc Huët		60,000[2]			60,000	01-06-2007
Rudy Mareel		33,000			33,000	01-06-2007
Ajai Puri		60,000[2]			60,000	01-06-2007
Total Executive Board members		**419,000**			**419,000**	

[1] The vesting of the performance shares is dependent upon fulfiling EPS performance criteria.

[2] Jean-Marc Huët and Ajai Puri each received an additional 27,000 performance shares, one-off, to compensate for their contract re-negotiations.

The table below summarises the status of the number of outstanding options and stock appreciation rights (SARs) (excluding Executive Board members).

	Number of options/SARs					Amounts in €	
	Outstanding 1 January 2004	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2004	Exercise price	Expiry date
1995	9,750				9,750	8.52	01-06-2005
1996	45,000		14,500	1,250	29,250	16.31	01-06-2006
	20,250				20,250	18.61	01-09-2006
1997	78,500			3,000	75,500	25.53	01-12-2007
1998	71,500			3,500	68,000	29.07	01-07-2003/08
1999	209,500			4,500	205,000	34.65	01-07-2004/09
	40,500			40,500	–	41.58	01-07-2004
	449,000			449,000	–	34.62	01-06-2004
2000	1,180,500			6,000	1,174,500	46.04	31-05-2005
	3,000				3,000	55.24	31-05-2005
2001	54,750				54,750	46.04	31-05-2005
	783,750			11,000	772,750	32.00	01-12-2006
	770,500				770,500 (SARs)	32.00	01-12-2006
2002	630,550			14,500	616,050	25.73	01-06-2007
	871,000		2,000		869,000 (SARs)	25.73	01-06-2007
2003	25,000				25,000	7.70	01-03-2008
	25,000				25,000	6.91	01-03-2008
	838,200			14,500	823,700	10.71	31-05-2011
	214,000		181,000		33,000 (SARs)	10.71	31-05-2011
	36,000				36,000	21.25	08-12-2011
		3,500			3,500	21.91	31-05-2011
		3,500			3,500	24.00	31-05-2011
2004		3,500			3,500	24.00	31-05-2012
		1,062,000		19,500	1,042,500	25.86	31-05-2012
		21,000			21,000	26.41	31-05-2012
Total	**6,356,250**	**1,093,500**	**197,500**	**567,250**	**6,685,000**		

169,000 performance shares were granted to senior management (excluding Executive Board members) in 2004. Vesting date for the shares is 1 June 2007.

Stock options and stock appreciation rights *(continued)*

The company grants stock option rights to management. The annual stock option schemes are open to members of the Executive Board and other senior managers of the company. The number of stock options awarded each year depends on the level of management and individual performance. In the period 2001 through 2003, members of the Executive Board and management working for the business units in the USA have been awarded stock appreciation rights (SARs) rather than stock options.

Until 1999, the term of stock options for Dutch participants was five years and ten years for foreign senior managers. The option plans (including the SARs plans as from 2001) granted in the period from 2000 through 2002 had a term of five years for all participating management. The stock options and the SARs can be exercised three years after they are granted, providing that the participant is still employed by the company.

In 2003, two conditional stock option plans were effective. The term of both plans is eight years, and the exercise price was set at € 10.71.

Each year, during the first three years of this plan, the participant is entitled to one-third of the amount of stock options granted, provided during the first three years the termination of the employment agreement with the participant is not based on a termination with cause. None of these stock options granted may be exercised during the first three years of the term of this plan.

The long-term performance stock option plan, is aimed to provide an additional incentive for selected key high potentials and/or high performers within Numico. The LTP stock options shall fully vest and become exercisable after three years, provided that the average closing price of the company's shares in the period of 1 March 2006 through 1 June 2006 is € 15.00 and the participant is still employed with the company on 1 June 2006.

In 2004, two plans were implemented; a stock option plan and a performance share plan. The term of the stock option plan is eight years, and the exercise price was set at € 25.86. The term of the performance share plan is three years, and vesting is driven by a target related to Earnings Per Share (EPS).

The regular annual stock option plan provides an incentive to attract, motivate and retain key management of the company. Total Shareholder Return (TSR) criteria have been introduced and will be applied to a three-year (vesting) period. The stock options granted are conditional and 40% of the stock options granted will vest if the TSR of the company is at least at the median compared to the TSR of the comparator group. All stock options become exercisable if the company is ranked in the upper decile relative to the comparator group.

The performance share plan was introduced to further focus the Executive Board members and other senior management on the growth of long-term sustainable value for shareholders. The plan is aimed to provide an additional incentive for selected key high potentials and/or high performers within Numico. The performance shares will vest according to a sliding scale with a threshold consistent with the stock option vesting. For awards granted in 2004, a performance threshold of 9% per annum average EPS growth will be required for 40% vesting after three years, and 15% per annum average EPS growth for full vesting.

The total value of stock options and performance shares granted to the members of the Executive Board and senior management amounts to € 16,065,740 for the Executive Board and € 11,519,643 for senior management, in total € 27,585,383.

The fair value of the 2004 stock option and performance share grants was estimated using the Monte Carlo option pricing model based on the following assumptions:

Risk-free interest rate	3.112%
Expected dividend yield	0%
Expected stock price volatility	26%
Time to maturity	3 years

Convertible personnel debenture loans and stock savings plan

Convertible personnel debenture loans
The table below summarises the status of the outstanding convertible personnel debenture loans of Executive Board members.

Amounts in €	Outstanding 1 January 2004	Issued	Redeemed	Converted	Outstanding 31 December 2004	Conversion rate	Expiry date
Executive Board members							
Niraj Mehra							
2003	9,000				9,000	10.71	30-06-2008

The table below summarises the status of the outstanding convertible personnel debenture loans (excluding Executive Board members).

Amounts in €	Outstanding 1 January 2004	Issued	Redeemed	Converted	Outstanding 31 December 2004	Conversion rate	Expiry date
1999	1,699,088		1,699,088		–	28.75	30-11-2004
2001	845,431		12,433		832,998	32.00	30-06-2006
	159,788				159,788	48.25	30-06-2006
2002	665,736		2,680		663,056	25.73	30-06-2007
2003	2,408,819				2,408,819	10.71	30-06-2008
2004		832,866			832,866	25.86	30-06-2009

The convertible personnel debenture loans concern five-year loans from employees to the company in which participating employees can convert the bonds acquired into depositary receipts of shares at a conversion rate that is set in advance. The scheme is open to all employees in the Netherlands. The interest rate for the 2001, 2002 and 2003 loan issues is 3.5% per annum. The conversion rate for 2001 was set at € 48.25. In January 2002, participants were given the choice of a reduced conversion rate at € 32.00. The conversion rate in 2002 was set at € 25.73. The conversion rate in 2003 was set at € 10.71. The conversation rate in 2004 was set at € 25.86. The minimum loan for the loan issues in 2001, 2002, 2003 and 2004 was € 500, and the maximum € 9,000.

Stock savings plan
In 2002 in the UK and Ireland, employees could take part in a stock savings plan in which a fixed sum is saved in a period of three to five years. On the expiry of the plan participants can use the saved amount to buy shares at a fixed price in advance on favourable local fiscal terms. A total of 200,000 shares were reserved for this plan. The exercise price is € 15.00.

In 2003 in Ireland, employees could take part in a new stock savings plan. A total of 45,047 shares were reserved for this plan, which started on 3 September 2003. The exercise price to be realised in order to buy the shares is € 17.65.

No plan has been issued in 2004.

Other information

Proposed appropriation of result

	2004	2003
Net result	**145**	(504)
(Brought to)/charged to reserves	**(145)**	504
Available for distribution	**–**	–

The company is not allowed to pay dividend on the issued ordinary shares of € 0.25 par value for the year 2004 because of the negative equity value at year-end.

Profit distribution according to Articles of Association

Summary of Article 37
The net profit as stated in the approved Annual Accounts is, after distribution of the mandatory percentage on the cumulative preference shares and addition to the reserves, at the disposal of the General Shareholders' Meeting.

Subsequent events

Subsequent to the year-end Numico signed an agreement to acquire 100% of the share capital of Mellin S.p.A., an Italian Baby Food company, for a consideration of € 400 million, to be paid equally in cash and shares.

Supplementary information on transition to IFRS

Introduction
Numico currently prepares its financial statements in accordance with Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). From 2005 onwards, the company will be required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Numico's first Annual Report prepared in accordance with IFRS will be the 2005 Annual Report. The date of transition to IFRS will be 1 January 2004 as the company publishes comparative information for one year in its Annual Report.

Basis of preparation
The preliminary balance sheet, profit and loss account and equity reconciliations as included on pages 90 to 92 have been restated in accordance with IFRS.

The restatement has been prepared on the basis of the standards currently endorsed by the European Union (EU). However, these are subject to ongoing review or possible amendment by interpretive guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. The accounting policies applied have assumed that the IASB exposure draft, which proposes an amendment to IAS 19 'Employee Benefits', allowing actuarial gains and losses to be recognised in full through reserves, will be incorporated into IFRS and endorsed by the EU.

The restated information will be updated quarterly for any amendments to standards made by the EU.

Under Dutch Law it is currently not permitted to use IFRS for the company accounts. It is not yet clear what the impact will be on the use of IFRS for the company accounts on the non-distributable reserves as per 31 December 2005.

Transition to IFRS
The rules for first time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of exemptions to this general principle, with the aim to assist companies in their transition to IFRS. Numico is allowed to:

- Account only for those share-based payment schemes granted after 7 November 2002 and not vested before 1 January 2005. **Numico has opted for this exemption.**
- Apply IFRS 3 – Business Combinations prospectively from the transition date. **Numico has chosen this option rather than to restate all previous business combinations.**
- Measure PP&E at the date of transition at its fair value and use this fair value as deemed cost at that date. **Numico has opted for this transitional arrangement, in order to create consistency within the valuation of PP&E.** External valuations were performed on the oldest PP&E to bring it to fair value.
- The currency translation reserve in equity is deemed to be zero at the date of transition. **Numico has opted for this exemption.**
- Apply IAS 32 and 39 relating to financial Instruments per 1 January 2005. **Numico has not opted for this exemption, because it feels that transparency and comparability are improved by adopting these standards per 1 January 2004.**

Many standards included in IFRS are similar to Dutch GAAP and are already applied by the company. The standards with the largest impact due to IFRS on opening equity and 2004 net result are described below. For all other accounting policies, refer to pages 59 to 63 of this Annual Report.

IFRS requires a deferred tax provision for all fair value adjustments. As a consequence, the company has provided for deferred tax on all fair value adjustments arising from the transition to IFRS. This resulted in an increase in deferred tax assets of € 11 million and deferred tax liabilities of € 47 million at 1 January 2004. The effect of the changing tax rate in the Netherlands from 1 January 2005 onwards has been taken into account in determining these deferred tax assets and liabilities per 31 December 2004.

It should be noted that all IFRS adjustments as described are non-cash adjustments and do not impact the company's cash position.

Changes in accounting policies

IFRS 2 – Share-based payments

This standard affects the company in accounting for stock options and performance shares, which are currently provided to approximately 180 employees.

In accordance with IFRS 2, Numico has charged the fair value of its share-based payments to personnel costs in the profit and loss account over the vesting period, and has recognised a related component in equity, net of income tax.

The fair value of Numico's share-based payment schemes has been calculated using the Monte Carlo simulation model, resulting in an expense of € 5 million for personnel costs in 2004.

Numico's performance shares granted in 2004 have vesting conditions which are not related to market conditions (EPS growth); if the vesting conditions are not met, charges previously taken will need to be reversed. In comparison, Numico's stock options granted in 2004 are related to market conditions (Total Shareholder Return); a reversal of charges is not allowed, even if market conditions are not met.

For a detailed overview of the number of outstanding options and performance shares refer to pages 82 and 83 of this Report.

IFRS 3 – Business combinations

This standard requires that all business combinations must be accounted for by applying the purchase method, where all assets and liabilities must be recognised at fair value on the acquisition date. Goodwill arising is to be carried at cost with periodic impairment reviews. The positive impact on the profit and loss account in 2004 is € 2 million.

The value of goodwill and acquired brands, which Numico also considers as having an indefinite useful life, is fixed at 1 January 2004.

IAS 16 – Property, plant and equipment

The company's accounting for property, plant and equipment (PP&E) is not affected by this standard.

However, the exemptions in IFRS 1 with regard to fair value as deemed cost for PP&E results in a positive net impact on opening equity of € 29 million. The impact on the profit and loss account is not material.

IAS 19 – Employee benefits

IAS 19 requires separate recognition of the operating and financing costs of defined benefits pensions and other post-employment benefits schemes in the financial statements. Most of Numico's pension schemes are defined contribution pension schemes, but there are also several defined benefit pension schemes.

For defined contribution pension plans, the company pays contributions to pension insurance plans, and has no further payment obligations once the contributions have been paid. The contributions are recognised as an expense when they are due.

For defined benefit pension plans, Numico has an obligation to pay further contributions if the fund no longer holds sufficient assets to pay the benefits relating to the employee service life. For such schemes, Numico is required to recognise on balance the funded status as of 1 January 2004. This is determined by periodic actuarial valuations, using the projected unit credit method. Within personnel costs in the income statement, a separate recognition of operating and financing costs for these schemes is also required.

On 1 January 2004, the company had a net deficit for its pension and other post-employment benefit plans in excess of provisions in the Dutch GAAP balance sheet of € 23 million, which has been charged against equity. The impact on personnel costs in the profit and loss account in 2004 is not material.

The IASB has issued a draft on IAS 19 allowing actuarial gains and losses to be taken directly to reserves. This revision, if converted to a standard and endorsed by the EU, will be effective from 1 January 2006 onwards, with earlier adoption allowed. Assuming the proposal is adopted, Numico will apply the revised standard voluntarily from the transition date (1 January 2004). The impact on equity for 2004 is negative € 4 million.

IAS 21 – The effects of changes in foreign exchange rates

This standard affects the company in its classification of exchange rate differences.

Since the company has chosen not to apply hedge accounting for the forward contracts that were in place in 2004, all foreign exchange results are reported in financial income and expense. This results in a minor reclassification within the profit and loss account.

IAS 32 – Financial instruments: disclosure and presentation

This standard affects the company in its accounting for convertible loans. Under IFRS, a company is required to recognise separately in its financial statements the liability and equity component of a compound financial instrument, such as a convertible loan.

The liability component is reported in liabilities and valued at the present value of the contractually determined future cash flows, discounted at the prevailing market interest rate for an equivalent straight bond.

The equity component, which is the option granted to convert the debt instrument into shares of the company, is reported in shareholders' equity and valued as the difference between the proceeds from the convertible loan and the value of the liability component at the date of issuance, net of income tax. The equity component remains unchanged throughout the life of the instrument, unless conversion takes place. The dedicated reserve is then released to retained earnings.

Numico has applied the following effective interest rates at the date of issuance of the various convertible loans:

- Convertible loan 2003: 6.72%
- Convertible loan 2000: 6.74%
- Convertible loan 1999: 6.45%

The result is a positive impact on the opening equity of € 62 million, net of taxes. The impact in the profit and loss account is negative € 31 million in financial expenses for 2004, since the interest expenses related to the convertible loans are now calculated with the effective rather than nominal interest rate. This does not have any cash implication whatsoever. Also important to note is that nearly half of this € 31 million relates to the Convertible loan 2000, which will be redeemed in June 2005.

IAS 37 – Provisions

Under IFRS, a restructuring provision can only be recognised when the announcement has been made before balance sheet date. Under Dutch GAAP, restructuring provisions are recognised if, amongst others, the restructuring had been announced to the employees involved before the date of preparation of the financial statements.

For Numico this results in an increase in opening equity of € 7 million, caused by transferring certain restructuring provisions that were announced after balance sheet date to the next year.

Numico accounted for long-term provisions at nominal value under Dutch GAAP. Under IFRS all long-term provisions are discounted. The interest accrued on discounted provisions will be recognised under financing charges. The impact is not material.

IAS 38 – Intangible assets

This standard affects the company's accounting for software and development costs.

Under Dutch GAAP, software is classified as a tangible fixed asset. Under IFRS, Numico has reclassified selected assets as intangible fixed assets when the criteria specified within IAS 38 are met. The associated depreciation, accounting for € 4 million for 2004 is reclassified to amortisation.

With respect to product development costs, the company initiated an internal process in 2004 to identify those development projects that meet IAS 38's recognition criteria. Numico will start separate accounting for these development projects from 2005 onwards in order to be able to capitalise and amortise the expenditure as required under this standard.

IAS 39 – Financial instruments: recognition and measurement

This standard affects the company in accounting for its derivative financial instruments. Derivatives are initially recognised on balance at fair value and subsequently remeasured also at fair value. The method of accounting for the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Numico has identified cash flow hedges as the only type of derivatives currently being used.

Forward contracts
Forwards are used by Numico to hedge the exposure to foreign currency risk in relation to the reporting currency of the company. The net foreign currency position is hedged externally by using currency borrowings, currency swaps and forward contracts.

Numico has not applied hedge accounting for these forward contracts in 2004. The impact on opening equity per 1 January 2004 is positive € 7 million. The fair value movements have been recorded in financial income and expense (negative € 6 million for 2004).

Interest rate swaps
Numico has only one interest rate swap, which fixes its interest rate risk exposure on long-term debt. Numico has applied hedge accounting for this interest rate swap in 2004. As a result, the effective portion of changes in the fair value of these derivatives, designated and qualifying as cash flow hedges, are recognised in equity.

The impact on opening equity was negative € 10 million and the fair value movement reported in equity over 2004 was negative € 8 million.

2004 Profit and loss account under IFRS

Preliminary

€ million	IFRS	NL GAAP
Net sales to third parties	1,715	1,722
Net sales to associates and JVs	7	–
Net sales	**1,722**	**1,722**
Raw material costs	(489)	(486)
Operating margin	**1,233**	**1,236**
Other operating proceeds	23	23
Gross profit	**1,256**	**1,259**
Personnel cost[1]	(405)	(389)
Advertising & promotion	(180)	(174)
Other costs	(323)	(325)
Depreciation	(41)	(34)
Result divestments	2	2
Amortisation & impairment	(5)	(3)
Exceptional items	–	(19)
Operating result[2]	**304**	**317**
Share in result joint ventures & associates	4	3
Financial income & expense[3]	(91)	(55)
Result before taxation	**217**	**265**
Income tax expense[4]	(98)	(111)
Net result	**119**	**154**
Attributable to:		
Equity holders	**110**	**145**
Minority interest	9	9

[1] The difference of € (16) million consists of additional costs for stock options € (5) million, the transfer of the restructuring provision to 2004 € (9) million and exceptional items of € (2) million.
[2] The above operating result of € 317 million differs from the operating result of € 315 million as used elsewhere in the Annual Report. This is due to the classification of Result divestments of € 2 million.
[3] The difference of € (36) million consists of additional interest charges on the convertible loans € (31) million, the fair value movement of forward contracts € (6) million and other € 1 million.
[4] The difference of € 13 million consists of a tax credit on the additional interest charges for the convertible loans of € 11 million and a tax credit on the transfer of provisions of € 2 million.

Reconciliation of net result 2004

Net result 31 December 2004 under Dutch GAAP	145
IFRS 2 – Options	(4)
IAS 39 – Derivatives	(6)
IAS 32 – Convertible loans	(21)
IAS 37 – Provisions	(7)
Other movements	3
Subtotal	**(35)**
Net result 31 December 2004 under IFRS	**110**

Balance Sheet 31 December 2004 under IFRS

Preliminary

€ million	IFRS	NL GAAP
Intangible fixed assets	96	75
Tangible fixed assets[1]	314	291
Financial fixed assets	25	26
Deferred tax assets	404	389
Non-current assets	**839**	**781**
Stocks	173	168
Trade debtors	215	213
Derivative financial instruments	1	–
Other debtors	66	77
Cash & cash equivalents	220	223
Current assets	**675**	**681**
Total assets	**1,514**	**1,462**
Capital and reserves	(306)	(341)
Minority interests	30	30
Long-term loans[2]	1,140	1,209
Pensions and post-employment provisions[3]	97	57
Other long-term provisions	13	14
Derivative financial instruments	18	–
Deferred tax liabilities	88	57
Non-current liabilities	**1,356**	**1,337**
Trade creditors	172	170
Other creditors	181	185
Current tax liabilities	46	46
Short-term loans	1	1
Short-term provisions	34	34
Current liabilities	**434**	**436**
Total equity and liabilities	**1,514**	**1,462**

[1] The difference of € 23 million consists of fair value for land and buildings as deemed costs for € 42 million, reclassification of software of € (18) million from TFA to IFA, and additional depreciation charge of € (1) million due to measurement at fair value.

[2] The difference of € 69 million consists of the equity component of the convertible loan of € 100 million in opening equity and an additional interest charge in 2004 of € (31) million.

[3] The difference of € 40 million consists of a net deficit of € 35 million for defined benefit plans in opening equity and € 5 million actuarial losses for the year 2004.

2004 Equity reconciliation under IFRS

Preliminary

Opening equity 1 January 2004

Equity 1 January 2004 under Dutch GAAP	(469)
IAS 19 – Pensions	(23)
IFRS 2 – Options	1
IFRS 1 – Revaluation land and buildings	29
IAS 39 – Derivatives	(3)
IAS 32 – Convertible loans	62
IAS 37 – Provisions/discounting FFA	5
Subtotal	**71**
Equity 1 January 2004 under IFRS	**(398)**

Equity movement 2004

	1 January 2004 IFRS	2004 Movements NL GAAP	2004 Result adjustment IFRS	2004 Direct equity movements IFRS Options & Derivatives	Impairment DTL	Reclass	Pensions – actuarial loss	31 December 2004 IFRS
Share capital	42	–	–	–	–	–	–	42
Share premium	1,027	–	–	–	–	–	–	1,027
Currency translation reserve	–	(15)	–	–	–	–	–	(15)
Pension reserve	(23)	–	–	–	–	–	(4)	(27)
Stock option reserve	1	–	–	6	–	–	–	7
Revaluation reserve	29	–	–	–	2	–	–	31
Hedging reserve	(3)	–	–	(8)	–	–	–	(11)
Convertible bonds reserve	62	–	–	–	3	(28)	–	37
Other reserves	(1,533)	143*	(35)	–	–	28	–	(1,397)
Total shareholders' equity	**(398)**	**128**	**(35)**	**(2)**	**5**	**–**	**(4)**	**(306)**

* € 143 million consists of € 145 million net result attributable to shareholders, and negative € 2 million repurchase of shares subsidiaries.

Auditors' report

To the General Meeting of Shareholders of Royal Numico N.V.

Introduction
In accordance with your instructions we have audited the 2004 Annual Accounts of Royal Numico N.V., Amsterdam. These Annual Accounts are the responsibility of the company's management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the Annual Accounts give a true and fair view of the financial position of the company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, of Book 2 of the Netherlands Civil Code.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, 2 March 2005

Declaration of independence

The Executive Board of Royal Numico N.V. and the Board of the Stichting Continuïteit Numico hereby declare that, according to their joint discretion, the independence of the Members of the Board of Stichting Continuïteit Numico meets the requirements as referred to in Schedule X of the Stock and Securities Regulation of Euronext Amsterdam N.V. in Amsterdam.

Schiphol, 2 March 2005

Royal Numico N.V.
The Executive Board

Stichting Continuïteit Numico
The Board

Report of 'Stichting Continuïteit Numico'

In compliance with Schedule X of the Stock and Securities Regulation of Euronext Amsterdam N.V. the Board herewith declares that an agreement has been concluded with Royal Numico N.V. whereby an option has been granted to the Foundation to subscribe for preference shares up to a maximum of 99.9% into the then outstanding capital of the company. In the year under review no preference shares were acquired.

The Board met once to discuss the activities of the company.

Schiphol, 2 March 2005

The Board of the 'Stichting' consists of:
Syb Bergsma
Rob Bonnier
Jan Hovers

Stichting Continuïteit Numico
The Board

Supervisory Board members

Robert Zwartendijk (Dutch, 1939)
Period of appointment from 1994 through 2006. Chairman Supervisory Board Nutreco Holding N.V., Blokker Holding B.V., Member Supervisory Board Bührmann N.V., Randstad Holding N.V., InnoConcepts N.V., Member of the Board of Telepanel Systems Inc. (Canada).

Hessel Lindenbergh (Dutch, 1943)
Period of appointment from 2003 through 2007. Chairman Supervisory Board Spyker Cars N.V. Member Supervisory Board Deutsche Börse, DHV Holding B.V., Gamma Holding N.V., NIB Capital N.V., Petroplus International N.V., Reggeborgh Groep. Member Board of Trustees University of Amsterdam.

Barrie Spelling (British/American, 1944)
Period of appointment from 2004 through 2008. President-Elect St Luke's LifeWorks, Connecticut. Chairman of the Board, Medical Depot Inc., New Jersey. President of BMS Ltd., an investment company, Connecticut. Chairman of the Trust and Director Institute Of Direct and Interactive Marketing, UK. Director, Talk Marketing LLC, New Jersey. Member of the Advisory Board, Miss O and Friends, Connecticut.

Emiel van Veen (Dutch, 1939)
Period of appointment from 2002 through 2006. Supervisory Board Member of Beter Bed Holding. N.V. (vice-chairman), Blokker Holding B.V., Docdata N.V. (chairman), Nabuurs Groep Haps B.V. Member of the Board of Stichting administratiekantoor CSM, Member of the Supervisory Board of the University hospital/ faculty (LUMC) Leiden, Member of the Advisory Committee 'fondsenreglement' of Euronext N.V. Amsterdam.

Per Wold-Olsen (Norwegian, 1947)
Period of appointment from 2003 through 2007. Management Committee Member of Merck & Co., Inc., Member of the Board of Directors of Sanofi Pasteur MSD, Member of the Oversight Committee of the Merck Foundation, Member of the Europe Committee of PhRMA (Pharmaceutical Research and Manufacturers of America).

Nominated for appointment in 2005

Marco Fossati (Italian, 1959)
President Findim Group SA, President Star Stabilimento Alimentare S.p.A., Member of the Board of IFIL S.p.A.

Steven Schuit (Dutch, 1942)
Partner (until 1 May 2005) of Allen & Overy, specialising in corporate finance. Professor International Commercial and Financial Law, University of Utrecht. Founder and Member of the Board of Grotius Academy.

Executive Board members

Jan Bennink (Dutch, 1956)
President and Chief Executive Officer
Appointed May 2002
Previous experience
Groupe Danone (1995-2002)
Joh. A. Benckiser (1989-1995)
Procter & Gamble (1982-1988)
External positions
Non-Executive Board Member, Boots (UK)
Board Member, Kraft Foods Inc. (USA)

Chris Britton (British, 1957)
President, Baby Food Division
Appointed February 2003
Previous experience
Diageo (1995-2003)
Grand Metropolitan (1982-1995)

Jean-Marc Huët (Dutch, 1969)
Chief Financial Officer
Appointed March 2003
Previous experience
Goldman Sachs International (1993-2003)
Clement Trading (1991-1993)

Rudy Mareel (Belgian, 1963)
President, Clinical Nutrition Division
Appointed May 2003
Previous experience
Becton, Dickinson and Co. (1991-2003)
Abbott Diagnostics Division (1987-1991)

Niraj Mehra (British, 1954)
President, Operations
Appointed October 2002
Previous experience
Groupe Danone (1993-2002)
Mars (1976-1993)
External position
Supervisory Board Member, Budelpack (Netherlands)

Ajai Puri (American, 1953)
President, Research & Development and Product Integrity
Appointed June 2003
Previous experience
The Minute Maid Company (1981-2003)

Major subsidiaries

Wholly-owned, unless otherwise mentioned.

Northern Europe

N.V. Nutricia, Zoetermeer, the Netherlands
Nutricia Nederland B.V., Zoetermeer, the Netherlands
Nutricia Cuijk B.V., Cuijk, the Netherlands
Nutricia Holdings Ltd., Trowbridge, England
Nutricia Ltd., Trowbridge, England
Scientific Hospital Supplies Ltd., Liverpool, England
Scientific Hospital Supplies USA Inc, Rockville, USA
Nutricia Ireland Ltd., Dublin, Ireland
Numico Infant Nutrition Group, Wexford/Macroom, Ireland
Nutricia A/S, Allerød, Denmark
Nutricia Norway A/S, Oslo, Norway
Nutricia Baby OY, Turku, Finland
Nutrica Clinical OY, Turku, Finland
Nutricia Nordica AB, Stockholm, Sweden

Central Europe

Pfrimmer Nutricia GmbH, Erlangen, Germany
Milupa GmbH, Friedrichsdorf, Germany
Nutricia Deutschland GmbH, Friedrichsdorf, Germany
Nutricia Grundstücksverwaltungs GmbH, Friedrichsdorf, Germany
Milupa GmbH, Puch, Austria
Nutricia Nahrungsmittel GmbH, Vienna, Austria
Nutricia Healthcare S.A., Châtel-Saint-Denis, Switzerland
Milupa S.A., Domdidier, Switzerland
Nutricia S.A., Domdidier, Switzerland

Southern Europe

N.V. Nutricia België, Bornem, Belgium
N.V. Milupa, Bornem, Belgium
Nutricia S.A., Paris, France
Milupa S.A., Paris, France
Nutricia Nutrition Clinique S.A.S. Paris, France
Nutricia S.p.A., Milan, Italy
Nutricia Italia S.p.A., Milan, Italy
Milupa S.p.A., Varese, Italy
Nutricia S.A., Madrid, Spain
Nutricia S.A., Valdemoro, Spain
Milupa Portuguesa L.D.A., Linda-A-Velha/Benavente, Portugal
Nutricia Portugal L.D.A., Lisbon, Portugal

Eastern Europe

Numil Hellas S.A., Nea Kifissia, Greece
Numil Gida Ürünleri San ve Tic., Istanbul, Turkey
Numil Hungary Kft., Budapest, Hungary
Nutricia Poland B.V. (50%), Schiphol Airport , the Netherlands
Nutricia Polska Sp. z.o.o. (49.9%), Opole, Poland
Nutricia Krotoszyn Sp. z.o.o. (50.0%), Krotoszyn, Poland
Nutricia a.s., Prague, Czech Republic
Sodad Nutricia a.s., Prague, Czech Republic
Deva a.s., Nové Mesto, Czech Republic
Nutricia Slovakia s.r.o., Bratislava, Slovak Republic
OAO Istra Nutricia Baby Food (98.9%), Istra, Russia
Nutricia Russia LLC (99.7%), Moscow, Russia
Nutricia – Ukraine LLC, Kiev, Ukraine

Asia, Americas, Africa

PT Sari Husada (79.5%), Yogyakarta, Indonesia
PT Nutricia Indonesia Sejahtera, Jakarta, Indonesia
Nutricia (Asia Pacific) Ltd., Wanchai, Hong Kong, China
Nutricia Pharmaceutical Company, Wuxi, China
Nutricia Nutritionals Co. Ltd., of Hei Long Jiang, Qiqihar, China
Nutricia Australia Pty Ltd., Sydney, Australia
Nutricia Ltd., Auckland, New Zealand
Kasdorf S.A., Buenos Aires, Argentina
Support Produtos Nutricionais Ltda., Rio de Janeiro, Brazil

General

Numico Trading B.V., Schiphol Airport, the Netherlands
Numico Financial Center B.V., Schiphol Airport, the Netherlands
Numico Beheer B.V., Schiphol Airport , the Netherlands
Numico Research B.V., Wageningen, the Netherlands
Numico Nederland B.V., Schiphol Airport , the Netherlands
Nutricia International B.V., Schiphol Airport, the Netherlands
Nutricia Export B.V., Schiphol Airport , the Netherlands
Numico Research Pty Ltd., Oakden, Australia
CLF GmbH, Friedrichsdorf, Germany

In connection with the liability of Royal Numico N.V. for almost all its subsidiaries in the Netherlands pursuant to Article 403, paragraph 1 of Book 2, Dutch Civil Code, these subsidiaries use the available exemption concerning the directives with regard to the Annual Accounts as provided for in Article 403 of Book 2, Dutch Civil Code.

Organisation chart



Jan Bennink
President and Chief Executive Officer
Company Secretary
Corporate Communications
Corporate Human Resources
Jean-Marc Huët
Member of the Executive Board
Chief Financial Officer
Corporate Controlling and Reporting
Corporate Treasury
Mergers and Acquisitions
Investor Relations
General Counsel
Tax
Corporate IT
Chris Britton
Member of the Executive Board
President Baby Food Division
UK/Ireland/Finland
The Netherlands/Germany/Belgium
Central/Southern Europe
Eastern Europe
Asia-Pacific/MELA
Indonesia
Rudy Mareel
Member of the Executive Board
President Clinical Nutrition Division
UK/Ireland
The Netherlands/Nordics
Central Europe
Southern Europe
Eastern Europe
Asia, Africa and Americas
SHS
Niraj Mehra
Member of the Executive Board
President Operations Division
Purchasing Worldwide
Manufacturing Baby Food
Manufacturing Clinical Nutrition
Task Force 'Focus'
Task Force 'Booster'
Supply Chain Operations Europe
Supply Chain Infrastructure Worldwide
Ajai Puri
Member of the Executive Board
President R&D and Product Integrity
Numico Research
Quality and Food Safety
Product Development
Scientific and Regulatory Affairs

Definitions

At comparable basis
At constant scope of consolidation and constant exchange rates. Constant exchange rate is prior year at current year's exchange rate.

Cash earnings
Net result plus amortisation and impairment of intangible fixed assets.

Continued basis
Total sales (or EBITA, or EBITA margin), excluding discontinued and divested businesses.

Fixed assets
Total of tangible fixed assets, intangible fixed assets, financial fixed assets and deferred tax assets.

Free cash flow
Free cash flow contains the net cash flow from operating activities and the net cash flow from investment activities.

Guarantee capital
Total of capital and reserves, minority interests and subordinated loans.

Margin
Net sales minus movement in stocks and raw material costs.

Net capital employed
Total of intangible and tangible fixed assets, stocks and non-interest bearing debtors, minus all short-term creditors excluding amounts owed to credit institutions, short-term loans, taxes and dividends payable.

Net interest expense[1]
Interest due and payable for the period adjusted for:
- any amount receivable or payable under interest rate or currency hedging agreements or instruments;
- interest receivable in respect of any investment, deposit or loan.

Normalised cash earnings
Net result plus amortisation and impairment of intangible fixed assets and excluding exceptional items and result divestments.

Normalised net result
Net result excluding exceptional items and result divestments after tax.

Number of employees
All company full- and part-time employees including temporary employees and paid overtime, converted on a full-time annual basis.

Operating result before amortisation or EBITA
Operating result before amortisation and impairment of intangible fixed assets and excluding exceptional items.

Operating result before depreciation and amortisation or EBITDA
Operating result before depreciation of tangible fixed assets, amortisation and impairment of intangible fixed assets and excluding exceptional items.

Return on sales or EBITA margin
EBITA as a percentage of the net sales.

Total assets
Total of all assets according to the balance sheet:
- minus amounts owed to credit institutions and deposits and cash loans recorded under creditors, if the balance of net cash position is positive; or
- minus deposits and cash at bank and in hand and securities, if the balance of net cash position is negative.

Total net debt[1]
The aggregate amount of all obligations in respect of financial indebtedness:
- the principal face amount of the convertible bonds and any future convertible bonds;
- bank loans;
- other loans;

but excluding:
- any interest or fees;
- any liabilities that are fully cash collateralised;
- any indebtedness in respect of any derivative transaction. less the aggregate amount of:
- cash balances;
- liquid short-term investments/deposits.

Trade working capital
Total of stock, trade debtors and trade creditors.

[1] As defined in bank covenants.

Share and shareholder data

Numico shareholder base

Pursuant to the 1996 Disclosure of Major Holdings in Listed Companies Act, legal and natural persons who achieve a capital interest and/or voting rights of 5, 10, 25, 50 or 66.6% by acquiring or transferring securities in a N.V. ('naamloze vennootschap', a company limited by shares), or whose capital or interest exceed or fall below such levels, are required to disclose this to the company concerned and the Netherlands Authority for the Financial Markets (AFM). On 6 January 2004, ING Groep N.V. reported an interest of 9.99%.

Total numbers of shares outstanding (institutional holdings)



- UK 29%
- USA 25%
- The Netherlands 21%
- France 9%
- Germany 5%
- Switzerland 2%
- Rest of Europe 8%
- Rest of the World 1%

Institutional and private investors



- Institutional investors 92%
- Private investors 8%

Important dates in 2005

3 May 2005	Results first quarter 2005
11 May 2005	Annual General Meeting of Shareholders
11 August 2005	Results second quarter 2005
9 November 2005	Results third quarter 2005

Share data

Information per share in €	2004	2003	2002[1]
Operating result before amortisation[2]	**2.03**	2.20	2.65
Operating result	**1.89**	(3.51)	(8.39)
Net result	**0.87**	(3.03)	(9.88)
Free cash flow	**0.63**	7.20	2.03
Capital and reserves	**(2.05)**	(2.82)	1.04
Dividend	**0.00**	0.00	0.28
Cash earnings	**0.89**	2.12	1.90
Share price (intra-day) in €			
High	**27.78**	22.60	33.38
Low	**21.76**	4.31	10.45
Year-end	**26.53**	21.91	12.00
Issued Ordinary Shares million			
At year-end	**166.33**	166.22	166.15
Daily volume			
Average	**684,751**	1,096,744	813,892
High	**3,445,701**	9,505,779	6,865,055
Low	**36,622**	53,965	56,904

[1] For 2002 extraordinary items are reclassified to other P&L lines due to change in Dutch accounting policies.
[2] Excluding exceptional items.

Share price movement January 2004 – December 2004

(AEX Index and Bloomberg European Food Index, indexed on the basis of Numico's share price on 3 January 2004.)


Share price in €
Volume (millions)
30
— Numico
— Bloomberg European Food Index
30
25
25
20
20
15
January
February
March
April
May
June
July
August
September
October
November
December
15

Written and produced by Numico Corporate Communications
Designed by Addison Corporate Marketing Ltd.
Board photography by Ben Jennings
Printed in Belgium by Deckers Druk


Nourishing life

Royal Numico N.V.
P.O. Box 75538, 1118 ZN Schiphol Airport, The Netherlands. +31 (0)20 456 9000